2011 Annual Report

David A. Bochnowski
Chairman and Chief Executive Officer

Dear Shareholder,

2011 proved to be another year of uncertainty for American households and small business owners, yet hopeful signs for an economic recovery began to take hold in the latter part of the year as employment improved and consumer spending increased. Despite the slow pace of the economic growth that prevailed throughout the year, the Bancorp reported another solid year of performance as income increased 4.0% over the prior year. Once again, your company outpaced the results of the banking industry during the year.

Strategic Focus

In keeping with our mission, we seek ways to provide our customers, shareholders, and the communities we serve with exceptional value and an unparalleled banking experience. Our strategic focus as a community bank has built a sustainable business model capable of absorbing unforeseen shocks to the fabric of the economy, while providing a strong capital base to enable our continued growth as a modern community bank.

The Bancorp enjoys a 101-year tradition of community banking and we recognize that remaining relevant to our customers, shareholders, and communities is our most important task. In addition, the Bancorp’s strategy emphasizes banking fundamentals with core earnings and cost efficient operations leading the way. As a result, our operating margin and efficiency ratio sustained earnings in 2011 as it always has.

Unlike many competitors in the banking sector, the Bancorp has reported income for each of the last twenty-seven years. Additionally, the strength of our financial results permitted the continued payment of dividends to our shareholders throughout the Great Recession. Our consistent performance has provided financial stability to support our growth as a community bank, enabling the Bancorp to invest in a professional team as well as locations and technology that meet customer needs in the 21st century.

Customer Value

Our well-trained team is dedicated to delivering our unique brand of “You First Banking” through our network of banking center locations and access to the bank through 21st century technology. To measure how effectively we are meeting the needs of our customers, we contracted with a leading financial services research firm to survey our customers. We are pleased to report that overall customer satisfaction stands at 96% along with a very high loyalty index of 78% which was well above the average for the survey. Moreover, 70% of those surveyed consider your bank to be their primary financial institution, underscoring the level of strength of our customer loyalty and satisfaction. The percentage of customers who consider Peoples Bank primary and only use your bank was also significantly higher than the survey average.

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Customers continue to demonstrate an increasing preference for electronic banking services. During the year, we enhanced electronic convenience to our menu of services by offering customers the ability to bank anywhere, anytime, from their phone.

Our free Mobile Banking app, introduced in November, enables customers to turn their smart phone into a virtual bank and conduct transactions 24/7. Using our refreshed and free online banking platform, customers have the ability to pay bills, check balances and transfer funds within their accounts, for example, without having to step into a Banking Center.

At year-end, we realized 23% new growth in Online Banking enrollments and, after two months, over half of our 2012 goal of the number of mobile banking customers enrolled. Both results are proof that we are successfully delivering products and services through delivery channels appropriate for today’s customers.

In today’s world, a community bank cannot ignore the fact that millions of people are active users of a social networking service. Because it is important to be connected and maintain an open forum for communication with our customers and communities, we launched the Bank’s Facebook page in the spring. An ever-growing fan base tells us that the messages we send are engaging and have value, affording us the opportunity to further develop current and future customer relationships in the spirit of You First Banking.

Working with business customers to satisfy their unique business needs is what You First Banking is all about. Our partnership with small business customers is built on relationships, not just transactions, and it means that we work to provide financial solutions that best meet our customer’s needs and help grow their business. We are very proud of the outcomes. This year’s awards by the Northwest Indiana Small Business Development Center for “Small Business Person of the Year” and “Minority-Owned Business of the Year” went to our customers.

Shareholder Value

Income for the year totaled $5.4 million as banking fundamentals continue to produce strong results for our shareholders. Core income remained robust, our capital position continued to grow, asset quality improved, and operating costs held steady. At the end of 2011, the Bancorp reported a net interest margin of 4.17%, tangible equity capital of 9.66%, a 40.7% decrease in non-performing loans, and a 3.0% increase in operating costs. Our return on assets (ROA) was 0.84% and our return on equity (ROE) was 8.90%, as both of these key indicators of bank performance exceeded the results for our industry.

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During the year, our priorities focused on core income, the reduction of non-performing loans, increasing our capital, and controlling the cost of our operations. Our results confirm that our goals were achieved in each of these key performance measurements.

The Bank’s core earnings are driven by our net interest margin, the difference between interest income from loans and investments and interest expense paid primarily to our funds providers. Our lowest cost funds are our core deposits: savings, checking, and money markets. During the year, core deposits increased by $28.2 million and, at year-end, core accounts exceeded 66.4% of deposits, demonstrating customer confidence in the strength of the Bank as well as our delivery channels for those products.

The economic stress of the recession has taken its toll on asset quality in the banking industry. Reducing past due loans and non-performing credits, and removing them from our balance sheet, continues to be our highest priority with favorable results from our effort. During the year, past due loans were reduced by $15.1 million or 45.5% and non-performing loans were reduced by $9.8 million or 40.7%. As a result, the Bancorp’s ratio of non-performing assets to total assets was 2.68%, a reduction of 39.9%. The market values for distressed credits have been measured by current appraisals with appropriate reserves in our allowance for loan losses which stood at 1.99% as a percentage of total loans at the end of the year.

Management closely monitored our operating costs during the year with an eye on our bottom line. We were pleased that our cost control measures held operating costs steady as our expenses increased by 3.0% during the year.

Maintaining a strong capital base is essential sound banking practice that has been given additional scrutiny by banking regulators as they demand increasing capital levels. Using balance sheet strategies as well as income generated from operations, the Bancorp increased our tangible equity capital to 9.7% of total assets during the year. Significantly, under all regulatory capital requirements, the Bancorp and our operating subsidiary Peoples Bank, are considered well capitalized, the highest rating for bank capital. The Bancorp’s regulatory capital ratios at year-end were 14.3% for total capital to risk weighted assets and 9.2% for Tier 1 capital to adjusted average assets.

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Community Value

The well-being of the communities we serve continued to take center stage in 2011 as we looked to assist our youth, schools, neighborhoods, and community organizations with our time, talent, and treasure. Consistent with our You First Banking principles, the Peoples team provided thousands of hours of volunteer time to lend a hand in the collective effort to improve the quality of our community.

As a community bank with a century-old tradition, we know that the privilege of our banking charter extends not only to our customers but also to volunteering to serve side by side with our friends and neighbors in a collective effort to sustain our communities. We serve on the boards of numerous community groups, assist faith based endeavors, teach our youth, and work to improve our neighborhoods.

You First Banking puts our customers and our communities first. We maintained our active involvement in the Bank On initiative in conjunction with the Lake Area United Way to provide affordable financial support to the unbanked and under-banked residents of Northwest Indiana. Our talent was matched with the Boys and Girls Clubs as we taught financial literacy to the youth of our community. Internally we formed a Community Reinvestment team to seek opportunities and create innovative ways to reinvest in our neighborhoods.

The Bank’s Community First Committee, run entirely by employees, raised the most money from employee contributions ever in its 17-year history despite the challenges of the economy. Those funds were distributed to such diverse agencies as the Boys and Girls Clubs of Lake and Porter counties, the Food Bank of Northwest Indiana, the Legacy Foundation, Opportunity Enterprises, and Neighborhoods, Inc. among others. All in all, the Bank and the Peoples team assisted 186 organizations with financial assistance during 2011.

Banking on Our Future

Moving forward, your company will continue to look for ways to grow as the economy, regardless of the uncertainty of the pace, begins to recover. In 2012, the Bancorp will continue to focus on improving asset quality, grow our core accounts, monitor costs consistent with long term growth opportunities, and maintain a strong capital base. We will also look to opportunities to increase our loan volume to households and small businesses as the economy improves.

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We will maintain open lines of communication with our consumer, small business, commercial, and wealth management customers, ensuring that we continue to provide viable financial solutions based on their needs, and deliver the products and services they desire through relevant channels.

Your Directors are all investors in your company and each of them understands the importance of dividends to community bank investors. The Board will continue to review our dividend policy on a quarterly basis to ensure that dividend payments are appropriate in relationship to capital ratios, current earnings, and shareholder returns.

On behalf of our Board of Directors and the entire Peoples team, thank you for your support and confidence in your company. With your assistance, the Bancorp has weathered the storm of the economy despite many unforeseen challenges. We are confident that with your continued assistance our customers, communities, and shareholders will benefit from your investment in the Bancorp.

Sincerely,

David A. Bochnowski
Chairman and Chief Executive Officer

“Peoples Bank is committed to providing you exceptional value and an unparalleled banking experience that enable you to achieve your financial goals.”

MISSION STATEMENT

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Financial Information

TEMENT OF CASH FLOWS
Changes in working capital
Net cash from operating activities (NCOA)
Sale of property, plant, equipment

Peoples Bank

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Selected Consolidated Financial Data

in thousands of dollars, except per share data

Fiscal Year Ended	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Statement of Income:

Total interest income	$26,986	$30,086	$32,189	$35,167	$35,768	$34,979	$30,024	$26,614	$26,357	$27,781	$28,425

Total interest expense	3,231	4,989	8,841	12,933	17,882	15,738	9,758	6,858	7,521	10,107	13,222
Net interest income	23,755	25,097	23,348	22,234	17,886	19,241	20,266	19,756	18,836	17,674	15,203
Provision for loan losses	3,510	5,570	8,540	2,388	552	15	245	385	420	720	230
Net interest income after provision for loan losses	20,245	19,527	14,808	19,846	17,334	19,226	20,021	19,371	18,416	16,954	14,973
Noninterest income	6,247	5,790	5,602	4,528	4,431	4,219	3,540	3,312	2,968	2,675	2,402
Noninterest expense	19,928	19,341	18,735	16,999	14,525	14,296	13,771	13,174	12,037	10,859	9,911
Net noninterest expense	13,681	13,551	13,133	12,471	10,094	10,077	10,231	9,862	9,069	8,184	7,509
Income tax expenses/(benefit)	1,179	797	(813)	1,445	1,651	2,674	3,118	3,219	3,411	3,277	2,754
Net income	$5,385	$5,179	$2,488	$5,930	$5,589	$6,475	$6,672	$6,290	$5,936	$5,493	$4,710

Basic earnings per common share	$1.90	$1.83	$0.88	$2.11	$1.99	$2.32	$2.40	$2.28	$2.16	$2.01	$1.73
Diluted earnings per common share	$1.90	$1.83	$0.88	$2.10	$1.98	$2.30	$2.37	$2.24	$2.13	$1.99	$1.71
Cash dividends declared per common share	$0.60	$0.72	$1.21	$1.44	$1.44	$1.40	$1.32	$1.24	$1.20	$1.12	$1.04

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Balance Sheet:

Total assets	$651,758	$631,053	$661,806	$664,732	$628,718	$618,982	$627,439	$557,393	$508,775	$488,002	$440,710
Loans receivable	401,401	418,233	458,245	489,509	468,459	471,716	469,043	433,790	409,808	380,428	342,642
Investment securities	186,962	160,452	144,333	126,722	114,644	99,012	90,093	79,979	63,733	56,571	67,260
Deposits	526,881	520,271	540,527	528,148	493,384	512,931	525,731	451,573	421,640	406,673	355,215
Borrowed funds	52,013	48,618	63,022	74,795	76,930	51,501	51,152	57,201	40,895	36,065	44,989
Total stockholders' equity	62,960	56,089	53,078	52,773	52,733	50,010	46,433	44,097	41,554	39,148	35,882

Fiscal Year Ended	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Interest Rate Spread During Period:

Average effective yield on loans and investment securities	4.49%	4.84%	5.16%	5.78%	6.21%	6.02%	5.50%	5.31%	5.65%	6.26%	7.29%
Average effective cost of deposits and borrowings	0.56%	0.82%	1.45%	2.19%	3.18%	2.77%	1.82%	1.40%	1.67%	2.38%	3.55%
Interest rate spread	3.93%	4.02%	3.71%	3.59%	3.03%	3.25%	3.68%	3.91%	3.98%	3.88%	3.74%

Net interest margin	3.96%	4.04%	3.74%	3.65%	3.10%	3.31%	3.71%	3.94%	4.04%	3.99%	3.90%
Return on average assets	0.84%	0.77%	0.37%	0.91%	0.91%	1.04%	1.14%	1.17%	1.20%	1.18%	1.15%
Return on average equity	8.90%	9.03%	4.55%	10.96%	10.78%	13.42%	14.67%	14.64%	14.65%	14.58%	13.49%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Total capital to risk weighted assets	14.3%	12.9%	11.5%	12.0%	12.0%	12.0%	11.6%	12.2%	12.5%	13.1%	13.6%
Tier 1 capital to risk weighted assets	13.1%	11.7%	10.3%	10.8%	11.0%	11.1%	10.7%	11.2%	11.5%	11.9%	12.5%
Tier 1 capital to adjusted average assets	9.2%	8.5%	7.8%	8.2%	8.3%	8.0%	7.9%	8.0%	8.0%	7.6%	8.3%

Allowance for loan losses to total loans	1.99%	2.18%	1.33%	1.19%	0.98%	0.90%	0.89%	0.90%	0.92%	0.96%	0.92%
Allowance for loan losses to non-performing loans	56.03%	37.82%	32.93%	46.97%	53.16%	153.95%	198.00%	371.00%	220.31%	152.43%	108.64%
Non-performing loans to total loans	3.56%	5.77%	4.05%	2.54%	1.84%	0.58%	0.45%	0.24%	0.42%	0.63%	0.85%

Total loan accounts	4,567	4,594	4,846	5,193	5,268	5,392	5,422	5,370	5,213	5,049	4,964
Total deposit accounts	28,303	28,912	32,616	33,692	30,760	32,435	33,963	32,866	32,502	31,385	30,433
Total Banking Centers (all full service)	12	12	11	10	9	8	8	8	8	8	8

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Business

NorthWest Indiana Bancorp (the Bancorp) is a bank holding company registered with the Board of Governors of the Federal Reserve System. Peoples Bank (the Bank), an Indiana bank, is a wholly owned subsidiary of the Bancorp. The Bancorp has no other business activity other than being the holding company for the Bank.

The Bancorp conducts business from its Corporate Center in Munster and its twelve full-service offices located in Crown Point, Dyer, East Chicago, Gary, Hammond, Hobart, Merrillville, Munster, St. John, Schererville, and Valparaiso, Indiana. The Bancorp is primarily engaged in the business of attracting deposits from the general public and the origination of loans secured by single family residences and commercial real estate, as well as, construction loans, various types of consumer loans and commercial business loans, and loans to local municipalities. In addition, the Bancorp's Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, and investment agency accounts. The Wealth Management Group may also serve as the personal representative of estates and act as trustee for revocable and irrevocable trusts.

The Bancorp's common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board. On January 31, 2012, the Bancorp had 2,837,562 shares of common stock outstanding and 408 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Bancorp's earnings are dependent upon the earnings of the Bank. The Bank's earnings are primarily dependent upon net interest margin. The net interest margin is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings stated as a percentage of average interest earning assets. The net interest margin is perhaps the clearest indicator of a financial institution's ability to generate core earnings. Fees and service charges, wealth management operations income, gains and losses from the sale of assets, provisions for loan losses, income taxes and operating expenses also affect the Bancorp's profitability.

A summary of the Bancorp’s significant accounting policies is detailed in Note 1 to the Bancorp’s consolidated financial statements included in this report. The preparation of our financial statements requires management to make estimates and assumptions that affect our financial condition and operating results. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, fair values of foreclosed real estate, financial instruments and status of contingencies are particularly susceptible to material change in the near term as further information becomes available and future events occur.

At December 31, 2011, the Bancorp had total assets of $651.8 million and total deposits of $526.9 million. The Bancorp's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (DIF) that is administered by the Federal Deposit Insurance Corporation (FDIC), an agency of the federal government. At December 31, 2011, stockholders' equity totaled $63.0 million, with book value per share at $22.20. Net income for 2011 was $5.4 million, or $1.90 basic and diluted earnings per common share. The return on average assets was 0.84%, while the return on average stockholders’ equity was 8.90%.

Recent Developments

The Current Economic Environment. We continue to operate in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. Overall economic growth continues to be slow and national and regional unemployment rates remain at elevated levels. The risks associated with our business remain acute in periods of slow economic growth and high unemployment. Moreover, financial institutions continue to be affected by a sluggish real estate market and constrained financial markets. While we are continuing to take steps to decrease and limit our exposure to problem loans, we nonetheless retain direct exposure to the residential and commercial real estate markets, and we are affected by these events.

Our loan portfolio includes residential mortgage loans, construction loans, and commercial real estate loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, the current level of low economic growth on a national scale, the occurrence of another national recession, or further deterioration in local economic conditions in our markets could drive loan losses beyond that which are provided for in our allowance for loan losses and result in the following other consequences: increases in loan delinquencies; problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Impact of Legislation. Over the last three-and-a-half years, Congress and the U.S. Department of the Treasury have enacted legislation and taken actions to address the disruptions in the financial system, declines in the housing market, and the overall regulation of financial institutions and the financial system. In this regard, on July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that profoundly affect the regulation of community banks, thrifts, and small bank and thrift holding companies, such as the Bancorp. Among other things, the Dodd-Frank Act abolished the Office of Thrift Supervision effective July 21, 2011 and transferred its functions to the Office of the Comptroller of the Currency, FDIC, and Federal Reserve. The Dodd-Frank Act also relaxes rules regarding interstate branching, allows financial institutions to pay interest on business checking accounts, changes the scope of federal deposit insurance coverage, imposes new capital requirements on bank and thrift holding companies, and imposes limits on debit card interchange fees charged by issuer banks (commonly known as the Durbin Amendment). The Dodd-Frank Act also established the Bureau of Consumer Financial Protection (the “BCFP”) within the Federal Reserve, which has broad authority to regulate consumer financial products and services and entities offering such products and services, including banks. In July 2011, many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies transferred to the BCFP. The BCFP has a large budget and staff, and has broad rulemaking authority over providers of credit, savings, and payment services and products. In this regard, the BCFP has the authority to implement regulations under federal consumer protection laws and enforce those laws against, and examine, financial institutions. State officials also will be authorized to enforce consumer protection rules issued by the BCFP. This bureau also is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. The BCFP also is directed to prevent “unfair, deceptive or abusive practices” and ensure that all consumers have access to markets for consumer financial products and services, and that such markets are fair, transparent, and competitive. Because the BCFP was only recently established and its director has been only recently appointed, there is significant uncertainty as to how the BCFP actually will exercise its regulatory, supervisory, examination, and enforcement authority. However, the BCFP’s authority to change regulations adopted in the past by other regulators (i.e., regulations issued under the Truth in Lending Act, for example), or to rescind or ignore past regulatory guidance, could increase the Bancorp’s compliance costs and litigation exposure.

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Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payments. Moreover, the Dodd-Frank Act requires public companies like the Bancorp to hold shareholder advisory “say-on-pay” votes on executive compensation at least once every three years and submit related proposals to a vote of shareholders. However, the SEC has provided a temporary exemption for smaller reporting companies, such as the Bancorp, from the requirement to hold “say-on-pay” votes until the first annual or other shareholder meeting occurring on or after January 21, 2013. The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of the Bancorp in substantial and unpredictable ways. Consequently, the Dodd-Frank Act is expected to increase our cost of doing business, it may limit or expand our permissible activities, and it may affect the competitive balance within our industry and market areas. The Bancorp’s management continues to actively monitor the implementation of the Dodd-Frank Act and the regulations promulgated thereunder and assess its probable impact on the business, financial condition, and results of operations of the Bancorp. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and the Bancorp in particular, continues to be uncertain.

Difficult Market Conditions Have Adversely Affected Our Industry. We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past four years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage and construction loans and securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, especially in light of the recent European sovereign debit crisis, many lenders and institutional investors have continued to observe tight lending standards, including with respect to other financial institutions. These market conditionshave led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, and increased market volatility. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the Bancorp and others in the financial institutions industry. In particular, the Bancorp may face the following risks in connection with these events:

•	We are experiencing, and expect to continue experiencing increased regulation of our industry, particularly as a result of the Dodd-Frank Act. Compliance with such regulation is expected to increase our costs and may limit our ability to pursue business opportunities.
•	Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.
•	The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.
•	Our ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.
•	Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
•	We may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the Federal Deposit Insurance Corporation (FDIC) and reduced the ratio of reserves to insured deposits.

In addition, the Federal Reserve Bank has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Bancorp or reducing the availability of funds to the Bancorp to finance its existing operations.

Concentrations of Real Estate Loans Subjects the Bancorp to Increased Risks as a result of a Protracted Real Estate Recession. A significant portion of the Bancorp’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While real estate values in almost all regions of the country, including the Midwest, have shown signs of stabilizing, the overall real estate market on a national level continues to show weakness indicative of a protracted real estate recession. A further weakening of the real estate market could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

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Financial Condition

During the year ended December 31, 2011, total assets increased by $20.7 million (3.3%), to $651.8 million, with interest-earning assets increasing by $21.9 million (3.7%). At December 31, 2011, interest-earning assets totaled $607.9 million and represented 93.3% of total assets. Loans totaled $401.4 million and represented 66.0% of interest-earning assets, 61.6% of total assets and 76.2% of total deposits. The loan portfolio, which is the Bancorp’s largest asset, is a significant source of both interest and fee income. The Bancorp’s lending strategy emphasizes quality growth, product diversification, and competitive and profitable pricing. The loan portfolio includes $154.2 million (38.3%) in residential real estate loans, $146.4 million (36.5%) in commercial real estate loans, $21.1 million (5.3%) in construction and land development loans, $63.3 million (15.8%) in commercial business loans, $8.6 million (2.2%) in government and other loans, $7.3 million (1.8%) in multifamily loans, and $472 thousand (0.1%) in consumer loans. Adjustable rate loans comprised 60.8% of total loans at year-end. During 2011, loan balances decreased by $16.8 million (4.1%), with commercial real estate, commercial business, and residential real estate loan balances increasing, while construction and development, government, multifamily, and consumer balances decreased. The decrease in loans during the year is partially the result of management’s interest rate risk reduction strategy of selling fixed rate mortgage loans to the secondary market. Additionally, the current economic environment has led to an increase in loan payoffs and decreased loan demand, which have also contributed to a decrease in loan balances.

The Bancorp is primarily a portfolio lender. Mortgage banking activities are generally limited to the sale of fixed rate mortgage loans with contractual maturities greater than 15 years. During 2011, the Bancorp also began selling loans with contractual maturities of 15 years, as long-term interest rates revisited historic lows. These loans are identified as held-for-sale when originated and sold, on a loan-by-loan basis, in the secondary market. During 2011, the Bancorp sold $10.6 million in newly originated fixed rate mortgage loans, compared to $36.3 million during 2010. The decline in loan sales during 2011 is primarily the result of reduced refinance activity, as well as reduced demand for residential mortgages. Net gains realized from mortgage loan sales totaled $256 thousand for 2011, compared to $1.3 million for 2010. At December 31, 2011, the Bancorp had no loans that were classified as held-for-sale.

The allowance for loan losses (ALL) is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses, and decreased by charge-offs less recoveries. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. The determination of the amounts of the ALL and provisions for loan losses is based on management’s current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability as of the reporting date. The appropriateness of the current period provision and the overall adequacy of the ALL are determined through a disciplined and consistently applied quarterly process that reviews the Bancorp’s current credit risk within the loan portfolio and identifies the required allowance for loan losses given the current risk estimates.

Historically, the Bancorp has successfully originated commercial real estate loans within its primary lending area. However, beginning in the fourth quarter of 2005, in response to a decrease in local loan demand and in an effort to reduce the potential credit risk associated with geographic concentrations, a strategy was implemented to purchase commercial real estate participation loans outside of the Bancorp’s primary lending area. The strategy to purchase these commercial real estate participation loans was limited to 10% of the Bancorp’s loan portfolio. The Bancorp’s management discontinued the strategy during the third quarter of 2007. As of December 31, 2011, the Bancorp’s commercial real estate participation loan portfolio carried an aggregate balance of $20.2 million. Of the $20.2 million in commercial real estate participation loans, $5.8 million has been purchased within the Bancorp’s primary lending area and $14.4 million outside of the primary lending area. At December 31, 2011, $7.2 million, or 35.6%, of the Bancorp’s commercial real estate participation loans have been internally classified as substandard and have been placed on non-accrual status. All $7.2 million in substandard commercial real estate participation loans placed on non-accrual status are located outside of the Bancorp’s primary lending area. The discussion in the paragraphs that follow regarding non-performing loans, internally classified loans and impaired loans includes loans from the Bancorp’s commercial real estate participation loan portfolio.

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For all of its commercial real estate participation loans, consistent with current regulatory guidelines the Bancorp’s management requires that the lead lenders obtain external appraisals to determine the fair value of the underlying collateral for any collateral dependent loans. The Bancorp’s management requires current external appraisals when entering into a new lending relationship or when events have occurred that materially change the assumptions in the existing appraisal. The lead lenders receive external appraisals from qualified appraisal firms that have expertise in valuing commercial properties and are able to comply with the required scope of the engagement. After the lead lender receives the external appraisal and performs its compliance review, the appraisal is forwarded to the Bancorp for review. The Bancorp’s management validates the external appraisal by conducting an internal in-house review by personnel with expertise in commercial real estate developments. If additional expertise is needed, an independent review appraiser is hired to assist in the evaluation of the appraisal. The Bancorp is not aware of any significant time lapses during this process. Periodically, the Bancorp’s management may make adjustments to the external appraisal assumptions if additional known quantifiable data becomes available that materially impacts the value of a project. Examples of adjustments that may occur are changes in property tax assumptions or changes in capitalization rates. The Bancorp’s management relies on up-to-date external appraisals to determine the current value of its impaired commercial real estate participation loans. These values are appropriately adjusted to reflect changes in market value and, when necessary, are the basis for establishing the appropriate allowance for loan losses (ALL). If an updated external appraisal for a commercial real estate participation loan is received after the balance sheet date, but before the annual or quarterly financial statements are issued, material changes in appraised values are “pushed back” in the yet to be issued financial statements in order that appropriate loan loss provision is recorded for the current reporting period. The Bancorp’s management consistently records loan charge-offs based on the fair value or income approach of the collateral as presented in the current external appraisal.

Non-performing loans include those loans that are 90 days or more past due and those loans that have been placed on non-accrual status. Non-performing loans totaled $14.3 million at December 31, 2011, compared to $24.1 million at December 31, 2010, a decrease of $9.8 million or 40.7%. The decrease is related to loan pay downs, upgrades and charge-offs during 2011. The current level of non-performing loans is concentrated three substandard commercial real estate participation loans in the aggregate of approximately $7.2 million. As previously reported, one commercial real estate participation loan is a condominium construction project in Orlando, Florida, with a current balance of approximately $1.5 million, which has been charged down to its fair value that is based on the current fair value of the project’s collateral, less estimated selling costs. The second commercial real estate participation loan is an end loan for a hotel located in Dundee, Michigan, with a current balance of approximately $1.0 million, which has been charged down to its fair value that is based on the current fair value of the hotel, less estimated selling costs. The third commercial real estate participation loan is an end loan for a hotel located in Fort Worth, Texas, with a balance of approximately $4.7 million and has a specific allowance for loan losses allocation of $465 thousand. The carrying value of this loan is based on the current fair value of the hotel, less estimated selling costs. For these commercial real estate participation loans, to the extent that actual cash flows, collateral values and strength of personal guarantees differ from current estimates, additional provisions to the allowance for loan losses may be required.

The 2011 decrease in non-performing loans is related to the note sale of a previously reported commercial real estate participation construction loan for a hotel project located in Clearwater, Florida, with a balance at the time of sale of $2.8 million. During the fourth quarter of 2011, the Bancorp’s management sold the note for $2.2 million, while recording a loan charge-off of $549 thousand, of which $27 thousand was established as a specific reserve. Also impacting the 2011 non-performing loan balance, was the fourth quarter transfer of a $1.6 million commercial real estate participation land development project located in Crown Point, Indiana from loans to foreclosed real estate. Upon transfer to foreclosed real estate a $226 thousand loan charge-off was recorded to reflect a decline in market value. Lastly, during the fourth quarter of 2011, a $2.4 million commercial real estate loan was moved back into accrual status as a result of sustained performance by the borrower.

The ratio of non-performing loans to total loans was 3.56% at December 31, 2011, compared to 5.77% at December 31, 2010. The ratio of non-performing loans to total assets was 2.19% at December 31, 2011, compared to 3.82% at December 31, 2010. The December 31, 2011, non-performing loan balances include $14.0 million in loans accounted for on a non-accrual basis and $279 thousand in accruing loans, which were contractually past due 90 days or more. Loans, internally classified as substandard, totaled $24.6 million at December 31, 2011, compared to $32.7 million at December 31, 2010 a decrease of $8.1 million or 24.8%. The current level of substandard loans is concentrated in the previously mentioned three non-accruing commercial real estate participation loans and one accruing commercial real estate hotel loan in the amount of $5.0 million, which is the largest loan in this group. Substandard loans include non-performing loans and potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. No loans were internally classified as doubtful or loss at December 31, 2011 or December 31, 2010. In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of watch loans. Watch loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified. Watch loans totaled $16.6 million at December 31, 2011, compared to $24.3 million at December 31, 2010 a decrease of $7.7 million or 31.7%.

A loan is considered impaired when, based on current information and events it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. At December 31, 2011, impaired loans totaled $21.7 million, compared to $26.0 million at December 31, 2010. The December 31, 2011, impaired loan balances consist of thirty-one commercial real estate and commercial business loans totaling $20.4 million that are secured by business assets and real estate, and are personally guaranteed by the owners of the businesses. In addition, fourteen mortgage loans totaling $1.3 million, which are troubled debt restructurings have also been classified as impaired. The December 31, 2011 ALL contained $1.6 million in specific allowances for collateral deficiencies, compared to $2.8 million at December 31, 2010. During the fourth quarter of 2011, one additional commercial development project totaling $1.8 million was newly classified as impaired. Management’s current estimates indicate a $205 thousand collateral deficiency for this loan. In addition, during the fourth quarter of 2011, five loans totaling $4.9 million were removed from impaired status due to payoffs, transfers to foreclosed real estate and charge-offs. As of December 31, 2011, all loans classified as impaired were also included in the previously discussed substandard loan balances, except for mortgage loans. There were no other loans considered to be impaired loans as of December 31, 2011. Typically, management does not individually classify smaller-balance homogeneous loans, such as residential mortgages or consumer loans, as impaired, unless they are troubled debt restructurings.

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At December 31, 2011, the Bancorp classified nineteen loans totaling $14.8 million as troubled debt restructurings, which involves modifying the terms of a loan to forego a portion of interest or principal or reducing the interest rate on the loan to a rate materially less than market rates, or materially extending the maturity date of a loan. All of the loans classified as troubled debt restructurings are also considered impaired. The Bancorp’s troubled debt restructurings include two commercial real estate participation hotel loans in the amount of $5.6 million and one commercial real estate hotel loan in the amount of $5.0 million, for which significant deferrals of principal repayments were granted; one commercial real estate loan in the amount of $2.4 million for which a significant deferral of principal and interest repayment was granted; one commercial real estate loan in which the borrower is in bankruptcy in the amount of $463 thousand, for which a significant deferral of principal and interest repayment was granted by the Bank as required by the bankruptcy plan; and fourteen mortgage loans totaling $1.3 million, for which maturity dates were materially extended. All of the loans classified as troubled debt restructurings are currently on non-accrual status except for two loans totaling $7.4 million, which are performing and have been kept on accrual status. The valuation basis for the Bancorp’s troubled debt restructurings is based on the present value of cash flows, unless consistent cash flows are not present, then the fair value of the collateral securing the loan is the basis for valuation.

At December 31, 2011, management is of the opinion that there are no loans, except those discussed above, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which will imminently result in such loans being classified as past due, non-accrual or a troubled debt restructure. Management does not presently anticipate that any of the non-performing loans or classified loans would materially impact future operations, liquidity or capital resources.

For 2011, $3.5 million in provisions to the ALL were required, compared to $5.6 million for 2010. The ALL provision decrease for 2011 is primarily a result of improved asset quality. The current year ALL provisions were primarily related to the current credit risk in the commercial real estate participation and commercial real estate loan portfolios. For 2011, charge-offs, net of recoveries, totaled $4.6 million, compared to $2.6 million for 2010. The 2011 net loan charge-offs of $4.6 million were comprised of $3.4 million in commercial real estate participation loans, $698 thousand in commercial real estate loans, $358 thousand in residential real estate loans, $160 thousand in commercial business loans and $12 thousand in consumer loans. The ALL provisions take into consideration management’s current judgments about the credit quality of the loan portfolio, loan portfolio balances, changes in the portfolio mix and local economic conditions. In determining the provision for loan losses for the current period, management has given consideration to historically elevated risks associated with the local economy, changes in loan balances and mix, and asset quality.

The ALL to total loans was 1.99% at December 31, 2011, compared to 2.18% at December 31, 2010. The decrease in ALL to total loans was largely a result of charge-offs related to loans with previously identified valuation reserves. The ALL to non-performing loans (coverage ratio) was 56.03% at December 31, 2011, compared to 37.82% at December 31, 2010. The December 31, 2011 balance in the ALL account of $8.0 million is considered adequate by management after evaluation of the loan portfolio, past experience and current economic and market conditions. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. The allocation of the ALL reflects performance and growth trends within the various loan categories, as well as consideration of the facts and circumstances that affect the repayment of individual loans, and loans which have been pooled as of the evaluation date, with particular attention given to non-performing loans and loans which have been classified as substandard, doubtful or loss. Management has allocated reserves to both performing and non-performing loans based on current information available.

At December 31, 2011, foreclosed real estate totaled $2.5 million, which was comprised of eleven properties, compared to $3.3 million and eighteen properties at December 31, 2010. The decrease is primarily a result of selling a $1.1 million commercial real estate condominium participation during the second quarter of 2011. At the end of December 2011 all of the Bancorp’s foreclosed real estate was located within its primary market area.

At December 31, 2011, the Bancorp's investment portfolio totaled $187.0 million and was invested as follows: 59.5% in U.S. government agency mortgage-backed securities and collateralized mortgage obligations, 31.4% in municipal securities, 8.4% in U.S. government agency debt securities, and 0.7% in trust preferred securities. During 2011, management transferred its entire held-to-maturity securities portfolio to available-for-sale in order to provide management with the ability to sell lower balance odd lot securities, divest of certain securities to reduce credit or interest rate risk within the portfolio, and be positioned to take advantage of other portfolio restructuring opportunities. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. The book value of the securities transferred totaled $16.4 million, with an unrealized gain of $1.0 million that was recorded as a component of other comprehensive income at the date of transfer. During 2011, securities increased by $26.5 million (16.5%). In addition, at December 31, 2011, the Bancorp had $3.1 million in FHLB stock.

As of December 31, 2011, three of the Bancorp’s four investments in trust preferred securities are in “payment in kind” status. Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities on non-accrual status. At December 31, 2011, the cost basis of the three trust preferred securities on non-accrual status totaled $3.9 million. Current estimates indicate that the interest payment delays may exceed ten years. One trust preferred security with a cost basis of $1.3 million remains on accrual status.

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Deposits are a fundamental and cost-effective source of funds for lending and other investment purposes. The Bancorp offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships. At December 31, 2011, deposits totaled $526.9 million. During 2011, deposits increased by $6.6 million (1.3%). The 2011 change in deposits was comprised of the following: certificates of deposit decreased by $21.5 million (10.8%), while checking accounts increased by $16.2 million (11.4%), money market deposit accounts (MMDA’s) increased by $5.7 million (4.9%), and savings accounts increased by $6.2 million (9.6%). During 2011, management allowed higher cost certificates of deposit to mature while relying on funding from checking, MMDA, and savings deposits. The increase in checking, savings, and MMDA balances is a result of customer preferences for liquid investments in the current low interest rate environment.

The Bancorp’s borrowed funds are primarily comprised of repurchase agreements and FHLB advances that are used to fund asset growth not supported by deposit generation. At December 31, 2011, borrowed funds totaled $52.0 million compared to $48.6 million at December 31, 2010, an increase of $3.4 million (7.0%). During 2011, management added borrowed funds with an average rate of 0.95%, to take advantage of historically low interest rates. Retail repurchase agreements totaled $15.4 million at December 31, 2011, compared to $16.1 million at December 31, 2010, a decrease of $0.7 million (4.2%). FHLB advances totaled $36.0 million, increasing $7.0 million or 24.1%, as management extended the duration of its borrowings with low cost advances. The Bancorp’s FHLB line of credit carried a zero balance at December 31, 2011, compared to $3.2 million at December 31, 2010. Other short-term borrowings totaled $0.6 million at December 31, 2011, compared to $0.3 million at December 31, 2010.

Liquidity and Capital Resources

The Bancorp’s primary goals for funds and liquidity management are to generate sufficient cash to fund current loan demand, meet deposit withdrawals, and pay dividends and operating expenses. Because profit and liquidity are often conflicting objectives, management attempts to maximize the Bank’s net interest margin by making adequate, but not excessive, liquidity provisions. Furthermore, funds are managed so that future profits will not be significantly impacted as funding costs increase.

Changes in the liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations, loan repayments, investments in interest bearing balances in financial institutions, dividend receipts and the purchase, sale, and maturity of investment securities. Financing activities focus almost entirely on the generation of customer deposits. In addition, the Bancorp utilizes borrowings (i.e., repurchase agreements, FHLB advances and federal funds purchased) as a source of funds.

During 2011, cash and cash equivalents increased $15.4 million compared to a decrease of $2.3 million for 2010. During 2011, the primary sources of cash and cash equivalents were from loan sales and repayments, maturities and sales of securities, FHLB advances, increase in deposits, and cash from operating activities. The primary uses of cash and cash equivalents were loan originations, purchase of securities, expenditures for premises and equipment, FHLB advance repayments, and the payment of common stock dividends. During 2011, cash from operating activities totaled $14.8 million, compared to $14.5 million for 2010. The 2011 increase in cash provided by operating activities was primarily a result of higher net income. Cash outflows from investing activities totaled $7.9 million during 2011, compared to inflows of $19.9 million during 2010. The changes for the current year were related to purchases of AFS securities, a smaller decrease in loans receivable, no sale of fixed rate mortgage loans from the loan portfolio, and less foreclosed real estate sales as compared to 2010. Security balances increased by $26.5 million during 2011 compared to $16.1 million during 2010, as management implemented it’s investment strategy. Loans receivable decreased $15.7 million during 2011 compared to a decrease of $43.0 million during 2010, as refinance activity slowed and fewer loans were transferred in foreclosure. Net cash inflows from financing activities totaled $8.4 million in 2011, compared to net cash outflows of $36.7 million in 2010. The change during 2011 was due to an increase in deposits, fewer repayments of FHLB advances, and lower dividend payouts. Deposits increased by $6.6 million during 2011, compared to a decrease of $20.3 million for 2010. FHLB advances increased by $7.0 million during 2011 compared to a $9.0 million decrease during 2010. The higher deposit growth was the result of the Bancorp’s banking center network and management’s ability to attract and retain core funds. The increase in FHLB advances was the result of managements portfolio allocation strategy during a historically low interest rate environment. The Bancorp paid dividends on common stock of $1.7 million and $2.2 million during 2011 and 2010, respectively. During 2011, the Bancorp’s Board of Directors reduced dividends to build capital and preserve long-term capital strength.

Management strongly believes that safety and soundness is enhanced by maintaining a high level of capital. Stockholders' equity totaled $63.0 million at December 31, 2011, compared to $56.1 million at December 31, 2010, an increase of $6.9 million (12.3%). The increase was a result of $5.4 million in net income for 2011. Additional items increasing stockholders' equity were $3.0 million from the change in valuation of available-for-sale securities, change in classification of held-to-maturity securities to available-for-sale, $124 thousand from the sale of treasury stock, and $33 thousand from stock-based compensation plans. Decreasing stockholders' equity were the Bancorp’s declaration of $1.7 million in cash dividends, and $9 thousand from the change in net unrealized items from the Bank’s postretirement plans. At December 31, 2011, book value per share was $22.20 compared to $19.84 for 2010.

The Bancorp is subject to risk-based capital guidelines adopted by the Board of Governors of the Federal Reserve System (the FRB), and the Bank is subject to risk-based capital guidelines adopted by the FDIC. As applied to the Bancorp and the Bank, the FRB and FDIC capital requirements are substantially the same. These regulations divide capital into two tiers. The first tier (Tier 1) includes common equity, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Supplementary (Tier 2) capital includes, among other things, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. The Bancorp and the Bank are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. In addition, the FRB and FDIC regulations provide for a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted average assets) of 3% for financial institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other financial institutions are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least one to two percent.

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The following table shows that, at December 31, 2011, the Bancorp’s capital exceeded all regulatory capital requirements. At December 31, 2011, the Bancorp’s and the Bank’s regulatory capital ratios were substantially the same. The dollar amounts are in millions.

					Minimum
					Required To Be
					Well Capitalized
			Minimum Required		Under Prompt
			For Capital		Corrective
	Actual		Adequacy Purposes		Action Regulations
(Dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011
Total capital to risk-weighted assets	$64.9	14.3%	$36.2	8.0%	$45.2	10.0%
Tier 1 capital to risk-weighted assets	$59.2	13.1%	$18.1	4.0%	$27.1	6.0%
Tier 1 capital to adjusted average assets	$59.2	9.2%	$19.4	3.0%	$32.3	5.0%

The Bancorp’s ability to pay dividends to its shareholders is entirely dependent upon the Bank’s ability to pay dividends to the Bancorp. Under Indiana law, the Bank may pay dividends from its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank’s Board of Directors. However, the Bank must obtain the approval of the Indiana Department of Financial Institutions (DFI) for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, “retained net income,” means net income as calculated for call report purposes, less all dividends declared for the applicable period. The aggregate amount of dividends that may declared by the Bank in 2012, with prior DFI approval, is $7.7 million, plus current 2012 net profits. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

On January 28, 2011, in accordance with prior direction from the Federal Reserve Bank of Chicago (the “Reserve Bank”), the Bancorp’s Board of Directors adopted a resolution providing that the prior written consent of the Reserve Bank is required for the declaration of dividends by the Bancorp. During December 2011, the Reserve Bank approved the fourth quarter 2011 dividend payments. On December 7, 2011, the Bancorp announced that the Board of Directors of the Bancorp declared a fourth quarter dividend of $0.15 per share. The Bancorp’s fourth quarter dividend was paid to shareholders on January 6, 2012. The current dividend policy is reflective of the Bancorp Board’s commitment that the shareholders’ long term interests are best served through the preservation of capital in the current stressed economic environment.

Results of Operations - Comparison of 2011 to 2010

Net income for 2011 was $5.4 million, compared to $5.2 million for 2010, an increase of $206 thousand (4.0%). The increase in net income for 2011 was the result of lower interest expense, lower required provisions for loan losses, and higher noninterest income. The earnings represent a return on average assets of 0.84% for 2011 compared to 0.77% for 2010. The return on average equity was 8.90% for 2011 compared to 9.03% for 2010.

Net interest income for 2011 was $23.8 million, a decrease of $1.3 million (5.2%) from $25.1 million for 2010. The decrease in net interest income has been impacted by the Federal Reserve’s actions to lower longer-term interest rates. The weighted-average yield on interest-earning assets was 4.49% for 2011 compared to 4.84% for 2010. The weighted-average cost of funds was 0.56% for 2011 compared to 0.82% for 2010. The impact of the 4.49% return on interest earning assets and the 0.56% cost of funds resulted in a net interest spread of 3.93% for 2011 compared to 4.02% for 2010. During 2011, total interest income decreased by $3.1 million (10.3%) while total interest expense decreased by $1.8 million (35.2%). The net interest margin was 3.96% for 2011 compared to 4.04% for 2010. The Bancorp’s tax equivalent net interest margin for 2011 was 4.17% compared to 4.25% for 2010.

During 2011, interest income from loans decreased by $3.2 million (13.1%) compared to 2010. The change was primarily due to a decrease in the weighted-average yield of the loan portfolio and lower average balances. The weighted-average yield on loans outstanding was 5.10% for 2011 compared to 5.39% for 2010. Loan balances averaged $409.8 million for 2011, a decrease of $36.8 million (8.2%) from $446.6 million for 2010. During 2011, interest income from securities and other interest earning assets increased by $58 thousand (1.0%) compared to 2010. The increase was due to an increase in average balances as excess liquidity was reinvested in the securities portfolio. The weighted-average yield on securities and other interest earning assets was 3.20% for 2011 compared to 3.45% for 2010. Securities and other interest earning assets averaged $190.7 million for 2011, up $15.6 million (8.9%) from $175.1 million for 2010.

Interest expense for deposits decreased by $1.4 million (36.8%) during 2011 compared to 2010. The change was due to a decrease in the weighted-average rate paid on deposits and lower average balances. The weighted-average rate paid on deposits for 2011 was 0.47% compared to 0.71% for 2010. Total deposit balances averaged $526.0 million for 2011, a decrease of $26.9 million (4.9%) from $552.9 million for 2010. Interest expense for borrowed funds decreased by $317 thousand (29.5%) during 2011 compared to 2010. The change was due to a decrease in the cost of borrowing and lower average balances. The weighted-average cost of borrowed funds was 1.50% for 2011 compared to 2.04% for 2010. Borrowed funds averaged $50.5 million during 2011, a decrease of $2.3 million (4.4%) from $52.8 million for 2010.

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Noninterest income for 2011 was $6.2 million, an increase of $457 thousand (7.9%) from $5.8 million for 2010. During 2011, fees and service charges totaled $2.50 million, a decrease of $37 thousand (1.5%) from $2.54 million for 2010. Fees from Wealth Management operations totaled $1.18 million for 2011, an increase of $12 thousand (1.0%) from $1.17 million for 2010. Gains from the sale of securities totaled $966 thousand for the current year, an increase of $53 thousand (5.8%) from $913 thousand for 2010. Current market conditions provided opportunities to manage securities cash flows, while shortening the duration of cash flows. For 2011, foreclosed real estate sales gains totaled $887 thousand, an increase of $1.3 million (332.8%) from losses of $381 thousand for 2010. The increase is primarily related to the Bancorp’s favorable settlement in its lawsuit against the lead lender of a commercial real estate participation loan. Additionally, during 2010, a one-time sale of portfolio fixed rate mortgage loans, which the Bancorp sold to reduce interest rate risk on its balance sheet, attributed for $217 thousand of gains realized from loan sales. Income from the increase in the cash value of bank owned life insurance totaled $398 thousand for 2011, a decrease of $5 thousand (1.2%), compared to $403 thousand for 2010. During 2011, other-than-temporary impairment of $1 thousand was recognized compared to $128 thousand of impairment recognized during 2010. Gains from loan sales totaled $256 thousand for the year, a decrease of $1.0 million (79.7%), compared to $1.3 million for 2010. The decrease in gains from the sale of loans is a result of decreased consumer mortgage refinancing activity. During 2011, other noninterest income totaled $63 thousand, an increase of $46 thousand (270.6%) from $17 thousand for 2010.

Noninterest expense for 2011 was $19.9 million, up $587 thousand (3.0%) from $19.3 million for 2010. During 2011, compensation and benefits totaled $10.0 million, an increase of $354 thousand (3.7%) from $9.6 million for 2010. The change in compensation and benefits is related to the increase in personnel for retail banking activities related to the newly opened St. John, Indiana banking centers, and annual compensation increases for bank personnel. Occupancy and equipment expense totaled $3.3 million for 2011, an increase of $323 thousand (10.7%) compared to $3.0 million for 2010. The increase is related to the operations of the new banking center in St. John. Federal deposit insurance premiums totaled $946 thousand for 2011, a decrease of $4 thousand (0.4%) from $950 thousand for 2010. Data processing expense totaled $1.0 million for 2011, an increase of $64 thousand (6.8%) from $941 thousand for 2010. The change is a result of increased utilization of internal systems. Marketing expense related to banking products totaled $403 thousand for the year, a decrease of $82 thousand (16.9%) from $485 thousand for 2010. The decrease the result of a reduction in third party costs and running fewer marketing campaigns during the year. Statement and check processing expense totaled $329 thousand for the year, an increase of $22 thousand (7.2%) from $307 thousand for 2010. Professional service expense totaled $303 thousand for the year, a decrease of $33 thousand (9.8%) from $336 thousand for 2010. Other expenses related to banking operations totaled $3.66 million for 2011, a decrease of $57 thousand (1.5%) from $3.71 million for 2010. The Bancorp’s efficiency ratio for 2011 was 66.42% compared to 62.62% for 2010. The decrease is the result of lower net interest income and higher total noninterest expense. The ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period.

The Bancorp had an income tax expense for 2011 of $1.2 million compared to income tax expense of $797 thousand for 2010, an increase to expense of $382 thousand (47.9%). The combined effective federal and state tax rates for the Bancorp were 18.0% for 2011 and 13.3% for 2010. The current year’s higher effective tax rate is the result of higher taxable income as a percentage of total income. The Bancorp’s current lower effective tax rate relative to federal and state statutory rates is a result of continued tax strategies associated with the Bancorp’s tax-exempt investments and loans, bank owned life insurance, and real estate investment trust, all of which reduce the effective tax rate. Details of deferred and current tax items can be found in Note 7 – Income Taxes.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are most important to the portrayal of the Bancorp’s financial condition and that require management’s most difficult, subjective or complex judgments. The Bancorp’s most critical accounting policies are summarized below. Other accounting policies, including those related to the fair values of financial instruments and the status of contingencies, are summarized in Note 1 to the Bancorp’s consolidated financial statements.

Valuation of Investment Securities - The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Different judgments and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

17

At the end of each reporting period securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic of the Accounting Standards Codification. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates.

We consider the following factors when determining an other-than-temporary impairment for a security: The length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before its anticipated market recovery. If either of these conditions is met, management will recognize other-than-temporary impairment. If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings. Management will utilize an independent valuation specialist to value securities for other-than-temporary impairment.

Allowance for Loan Losses – The Bancorp maintains an Allowance for Loan Losses (ALL) to absorb probable incurred credit losses that arise from the loan portfolio. The ALL is increased by the provision for loan losses, and decreased by charge-offs net of recoveries. The determination of the amounts of the ALL and provisions for loan losses is based upon management’s current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability. The methodology used to determine the current year provision and the overall adequacy of the ALL includes a disciplined and consistently applied quarterly process that combines a review of the current position with a risk assessment worksheet. Factors that are taken into consideration in the analysis include an assessment of national and local economic trends, a review of current year loan portfolio growth and changes in portfolio mix, and an assessment of trends for loan delinquencies and loan charge-off activity. Particular attention is given to non-accruing loans and accruing loans past due 90 days or more, and loans that have been classified as substandard, doubtful, or loss. Changes in the provision are directionally consistent with changes in observable data.

Commercial and industrial, and commercial real estate loans that exhibit credit weaknesses and loans that have been classified as impaired are subject to an individual review. Where appropriate, ALL allocations are made to these loans based on management’s assessment of financial position, current cash flows, collateral values, financial strength of guarantors, industry trends, and economic conditions. ALL allocations for homogeneous loans, such as residential mortgage loans and consumer loans, are based on historical charge-off activity and current delinquency trends. Management has allocated general reserves to both performing and non-performing loans based on historical data and current information available.

Risk factors for non-performing and internally classified loans are based on an analysis of either the projected discounted cash flows or the estimated collateral liquidation value for individual loans defined as substandard or doubtful. Estimated collateral liquidation values are based on established loan underwriting standards and adjusted for current mitigating factors on a loan-by-loan basis. Aggregate substandard loan collateral deficiencies are determined for residential, commercial real estate, commercial business, and consumer loan portfolios. These deficiencies are then stated as a percentage of the total substandard balances to determine the appropriate risk factors.

Risk factors for performing and non-classified loans are based on a weighted average of net charge-offs for the most recent three years, which are then stated as a percentage of average loans for the same period. Historical risk factors are calculated for residential, commercial real estate, commercial business, and consumer loans. The three year weighted average historical factors are then adjusted for current subjective risks attributable to: regional and national economic factors; loan growth and changes in loan composition; organizational structure; composition of loan staff; loan concentrations; policy changes and out of market lending activity.

The risk factors are applied to these types of loans to determine the appropriate level for the ALL. Adjustments may be made to these allocations that reflect management’s judgment on current conditions, delinquency trends, and charge-off activity. Based on the above discussion, management believes that the ALL is currently adequate, but not excessive, given the risk inherent in the loan portfolio.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on the Bancorp’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

Forward-Looking Statements

Statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are also intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. The Bancorp cautions readers that forward-looking statements, including without limitation, those relating to the Bancorp’s future business prospects, interest income and expense, net income, liquidity, and capital needs are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to, among other things, factors identified in this report.

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Report of Independent Registered Public Accounting Firm

Board of Directors

NorthWest Indiana Bancorp and Subsidiary

Munster, Indiana

We have audited the accompanying consolidated balance sheets of NorthWest Indiana Bancorp and Subsidiary (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NorthWest Indiana Bancorp and Subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois

February 17, 2012

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Consolidated Balance Sheets

	December 31,
(Dollars in thousands)	2011	2010

ASSETS

Cash and non-interest bearing balances in financial institutions	$9,875	$7,427
Interest bearing deposits in other financial institutions	10,676	90
Federal funds sold	5,816	3,421

Total cash and cash equivalents	26,367	10,938

Securities available-for-sale	186,962	142,055
Securities held-to-maturity	-	18,397
Loans held-for-sale	-	422
Loans receivable	401,401	418,233
Less: allowance for loan losses	(8,005)	(9,121)
Net loans receivable	393,396	409,112
Federal Home Loan Bank stock	3,086	3,381
Accrued interest receivable	2,554	2,591
Premises and equipment	18,242	19,293
Foreclosed real estate	2,457	3,298
Cash value of bank owned life insurance	12,850	12,452
Prepaid FDIC insurance premium	1,523	2,425
Other assets	4,321	6,689

Total assets	$651,758	$631,053

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
Non-interest bearing	$55,577	$50,712
Interest bearing	471,304	469,559
Total	526,881	520,271
Repurchase agreements	15,395	16,074
Borrowed funds	36,618	32,544
Accrued expenses and other liabilities	9,904	6,075

Total liabilities	588,798	574,964

Stockholders' Equity:
Preferred stock, no par or stated value; 10,000,000 shares authorized, none outstanding	-	-
Common stock, no par or stated value; 10,000,000 shares authorized; shares issued: December 31, 2011 - 2,888,902	361	361
December 31, 2010 - 2,888,902
shares outstanding: December 31, 2011 - 2,835,403
December 31, 2010 - 2,826,796
Additional paid-in capital	5,173	5,140
Accumulated other comprehensive income/(loss)	2,536	(492)
Retained earnings	56,032	52,398
Treasury stock, common shares at cost: December 31, 2011 - 53,499
December 31, 2010 - 62,106	(1,142)	(1,318)

Total stockholders' equity	62,960	56,089

Total liabilities and stockholders' equity	$651,758	$631,053

See accompanying notes to consolidated financial statements.

20

Consolidated Statements of Income

(Dollars in thousands, except per share data)	Year Ended December 31,
	2011	2010
Interest income:
Loans receivable
Real estate loans	$17,258	$19,759
Commercial loans	3,590	4,216
Consumer loans	45	76
Total loan interest	20,893	24,051
Securities	6,074	6,006
Other interest earning assets	19	29

Total interest income	26,986	30,086

Interest expense:
Deposits	2,473	3,914
Repurchase agreements	106	178
Borrowed funds	652	897

Total interest expense	3,231	4,989

Net interest income	23,755	25,097
Provision for loan losses	3,510	5,570

Net interest income after provision for loan losses	20,245	19,527

Noninterest income:
Fees and service charges	2,501	2,538
Wealth management operations	1,177	1,165
Gain on sale of securities, net	966	913
Gain/(loss) on sale of foreclosed real estate	887	(381)
Increase in cash value of bank owned life insurance	398	403
Gain on sale of loans, net	256	1,263
Other-than-temporary credit impairment of debt securities	(18)	(128)
Noncredit portion of other-than-temporary impairment of debt securities recognized in other comprehensive income	17	-
Other	63	17

Total noninterest income	6,247	5,790

Noninterest expense:
Compensation and benefits	9,953	9,599
Occupancy and equipment	3,333	3,010
Data processing	1,005	941
Federal deposit insurance premiums	946	950
Marketing	403	485
Statement and check processing	329	307
Professional services	303	336
Other	3,656	3,713

Total noninterest expense	19,928	19,341

Income before income tax expenses	6,564	5,976
Income tax expenses	1,179	797

Net income	$5,385	$5,179

Earnings per common share:
Basic	$1.90	$1.83
Diluted	$1.90	$1.83

Dividends declared per common share	$0.60	$0.72

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Stockholders' Equity

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Retained	Treasury	Total
(Dollars in thousands, except per share data)	Stock	Capital	Income (loss)	Earnings	Stock	Equity

Balance at January 1, 2010	$361	$5,104	$(170)	$49,312	$(1,529)	$53,078

Comprehensive income:
Net income	-	-	-	5,179	-	5,179
Net unrealized gain/(loss) on securities available-for-sale, net of reclassification and tax effects	-	-	(314)	-	-	(314)
Change in unrealized gain on post retirement benefit, net of reclassification and tax effects	-	-	(8)	-	-	(8)
Comprehensive income						4,857
Stock-based compensation expense	-	36	-	-	-	36
Sale of treasury stock	-	-	-	(60)	211	151
Cash dividends, $0.72 per share	-	-	-	(2,033)	-	(2,033)

Balance at December 31, 2010	$361	$5,140	$(492)	$52,398	$(1,318)	$56,089

Comprehensive income:
Net income	-	-	-	5,385	-	5,385
Net unrealized gain/(loss) on securities available-for- sale, net of reclassification and tax effects	-	-	3,037	-	-	3,037
Change in unrealized gain on post retirement benefit, net of reclassification and tax effects	-	-	(9)	-	-	(9)
Comprehensive income						8,413
Stock-based compensation expense	-	33	-	-	-	33
Sale of treasury stock	-	-	-	(52)	176	124
Cash dividends, $0.60 per share	-	-	-	(1,699)	-	(1,699)

Balance at December 31, 2011	$361	$5,173	$2,536	$56,032	$(1,142)	$62,960

See accompanying notes to consolidated financial statements.

22

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year ended December 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,385	$5,179
Adjustments to reconcile net income to net cash provided by operating activities:
Origination of loans for sale	(10,043)	(34,846)
Sale of loans originated for sale	10,652	36,303
Depreciation and amortization, net of accretion	2,198	2,034
Deferred tax expense/(benefit)	318	(988)
Impairment of land held for future expansion	-	190
Amortization of mortgage servicing rights	133	113
Stock based compensation expense	33	36
Gain on sale of securities, net	(966)	(913)
Gain on sale of loans, net	(256)	(1,263)
Net losses due to other-than-temporary impairment of securities	1	128
(Gain)/loss on sale of foreclosed real estate	(887)	381
Provision for loan losses	3,510	5,570
Net change in:
Interest receivable	37	287
Other assets	1,274	1,610
Cash value of bank owned life insurance	(398)	(403)
Accrued expenses and other liabilities	3,829	1,063
Total adjustments	9,435	9,302
Net cash - operating activities	14,820	14,481

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities and pay downs of securities available-for-sale	42,536	33,376
Proceeds from sales of securities available-for-sale	22,713	18,951
Purchase of securities available-for-sale	(88,689)	(69,832)
Proceeds from maturities and pay downs of securities held-to-maturity	1,807	1,135
Proceeds from sale of loans transferred to held-for-sale	-	5,356
Loan participations purchased	(999)	(967)
Net change in loans receivable	11,553	29,368
Proceeds from sale of Federal Home Loan Bank stock	295	269
Purchase of premises and equipment, net	(417)	(1,702)
Proceeds from sale of foreclosed real estate, net	3,380	3,990
Net cash - investing activities	(7,821)	19,944

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in deposits	6,610	(20,256)
Proceeds from FHLB advances	10,000	13,000
Repayment of FHLB advances	(3,000)	(22,000)
Change in other borrowed funds	(3,605)	(5,404)
Proceeds from sale of treasury stock	124	151
Dividends paid	(1,699)	(2,200)
Net cash - financing activities	8,430	(36,709)
Net change in cash and cash equivalents	15,429	(2,284)
Cash and cash equivalents at beginning of period	10,938	13,222
Cash and cash equivalents at end of period	$26,367	$10,938

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$3,245	$5,058
Income taxes	$776	$1,753
SUPPLEMENTAL NONCASH INFORMATION:
Transfers from securities held-to-maturity to available-for-sale	$16,437	$-
Transfers from loans to loans held-for-sale	$-	$5,126
Transfers from loans to foreclosed real estate	$2,371	$3,922
Transfers from premises and equipment to other assets	$-	$340

See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

NOTE 1 - Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include NorthWest Indiana Bancorp (the Bancorp), its wholly owned subsidiary, Peoples Bank SB (the “Bank”), and the Bank’s wholly owned subsidiaries, Peoples Service Corporation, NWIN, LLC, and NWIN Funding, Incorporated. The Bancorp has no other business activity other than being a holding company for the Bank. The Bancorp’s earnings are dependent upon the earnings of the Bank. Peoples Service Corporation provides insurance and annuity investments to the Bank’s wealth management customers. NWIN, LLC is located in Las Vegas, Nevada and serves as the Bank’s investment subsidiary and parent of a real estate investment trust, NWIN Funding, Inc. NWIN Funding, Inc. was formed on September 1, 2006, as an Indiana Real Estate Investment Trust. The formation of NWIN Funding, Inc. provides the Bancorp with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership. In addition, NWIN Funding, Inc. will receive favorable state tax treatment for income generated by its operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates - Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, loan servicing rights, fair values of foreclosed real estate, financial instruments and investment securities, and the status of contingencies are particularly susceptible to material change in the near term.

Concentrations of Credit Risk - The Bancorp grants residential, commercial real estate, commercial business and installment loans to customers primarily in Lake County, in northwest Indiana. The Bancorp is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton, and Jasper counties in Indiana, and Lake, Cook and Will counties in Illinois. Substantially all loans are secured by specific items of collateral including residences, commercial real estate, business assets, and consumer assets.

Cash Flow Reporting - For purposes of the statements of cash flows, the Bancorp considers cash on hand, noninterest bearing balances in financial institutions, all interest-bearing balances in financial institutions with original maturities of ninety days or less and federal funds sold to be cash and cash equivalents. The Bancorp reports net cash flows for customer loan and deposit transactions and short-term borrowings with maturities of 90 days or less.

Interest-bearing Deposits in Other Financial Institutions - Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities - The Bancorp classifies securities into held-to-maturity, available-for-sale, or trading categories. Held-to-maturity securities are those which management has the positive intent and the Bancorp has the ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income, net of tax. During the year, the Bancorp transferred the balance of its held-to-maturity securities to the available-for-sale classification. The Bancorp does not have a trading portfolio. Realized gains and losses resulting from the sale of securities recorded on the trade date are computed by the specific identification method. Interest and dividend income, adjusted by amortization of premiums or discounts on a level yield method, are included in earnings. Securities are reviewed for other-than-temporary impairment on a quarterly basis.

The Bancorp considers the following factors when determining an other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt security or (2) it is more likely than not that the Bancorp will be required to sell the debt security before its anticipated market recovery. If either of these conditions are met, management will recognize other-than-temporary impairment. If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized credit loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

Loans Held-for-Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair market value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held-for-sale can be sold with servicing rights retained or released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans and Loan Income - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, net deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

24

The accrual of interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than when they reach 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off status at an earlier date if collection of principal or interest is considered doubtful.

Generally, interest accrued but not received for loans placed on non-accrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses (allowance) is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

A loan is considered impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bancorp does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment – Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 26 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 2 to 10 years.

Foreclosed Real Estate – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Servicing Rights – Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Bancorp compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

25

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Bancorp later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with Other Noninterest Income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as part of Other Noninterest Income, is recorded for fees earned for serviced loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $68,000 and $179,000 for the years ended December 31, 2011 and 2010, respectively. Late fees and ancillary fees related to loan servicing are not material.

Long-term Assets – Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank Owned Life Insurance - The Bancorp has purchased life insurance policies on certain key executives. In accordance with accounting for split-dollar life insurance, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Repurchase Agreements – Substantially, all repurchase agreement liabilities represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned by the Bancorp.

Postretirement Benefits Other Than Pensions - The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Postretirement benefits are accrued based on the expected cost of providing postretirement benefits to employees during the years the employees have rendered service to the Bancorp.

Income Taxes - Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share – Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and the unrecognized gains and losses on postretirement benefits.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such matters currently exist that will have a material effect on the financial statements.

Restrictions on Cash - Cash on hand or on deposit with the Federal Reserve Bank of $559,000 and $692,000 was required to meet regulatory reserve and clearing requirements at December 31, 2011 and 2010, respectively. These balances do not earn interest.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments – While the Bancorp's executive management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Bancorp's financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassification - Certain amounts appearing in the consolidated financial statements and notes thereto for the year ended December 31, 2010, may have been reclassified to conform to the December 31, 2011 presentation.

Adoption of New Accounting Pronouncements

Update Number 2011-02 – Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This update to Receivables (Topic 310) explains the guidance for a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. This accounting standard update clarifies, when evaluating a restructuring as a troubled debt restructuring, whether a creditor has granted a concession to a debtor and whether the debtor is experiencing financial difficulties. The objective of this amendment is to promote greater consistency in the application of U.S. GAAP for debt restructurings from the creditor’s perspective. The Bancorp adopted this update as of September 30, 2011 and the required disclosures are included in Note 3.

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Update Number 2011-04 – Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update to Fair Value Measurement (Topic 820) results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011.

Update Number 2011-05 – Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This accounting standard update was issued to increase the prominence of items reported in other comprehensive income and to facilitate the convergence of U.S. GAAP and IFRS. Current U.S. GAAP allows the Bancorp to present other comprehensive income as part of the statement of changes in stockholders’ equity. This accounting standard update eliminates that option and requires consecutive presentation of the statement of net income and the statement of other comprehensive income. The effective date for this accounting standard update has been partially deferred while the Financial Accounting Standards Board considers stakeholders’ concerns about how this accounting standard update would be applied. The requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements are effective for public entities for reporting periods beginning after December 15, 2011 and will be applied retrospectively.

Update Number 2011-12 – Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards update No. 2011-05. This update to Comprehensive Income (Topic 220) defers the requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The deferral supersedes only the paragraphs pertaining to how and where reclassification adjustments are presented. The amendments in this update are effective for public entities for reporting periods, beginning after December 15, 2011.

NOTE 2 – Securities

The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	(Dollars in thousands)
		Gross	Gross	Estimated
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
December 31, 2011
U.S. government sponsored entities	$15,610	$41	$(3)	$15,648
Collateralized mortgage obligations and residential mortgage-backed securities	107,569	3,630	(2)	111,197
Municipal securities	54,738	4,018	-	58,756
Collateralized debt obligations	5,214	-	(3,853)	1,361
Total securities available-for-sale	$183,131	$7,689	$(3,858)	$186,962

December 31, 2010
U.S. government sponsored entities	$4,172	$-	$(3)	$4,169
Collateralized mortgage obligations and residential mortgage-backed securities	94,930	2,372	(160)	97,142
Municipal securities	38,549	1,027	(211)	39,365
Collateralized debt obligations	5,215	-	(3,836)	1,379
Total securities available-for-sale	$142,866	$3,399	$(4,210)	$142,055

The carrying amount, gross unrecognized gains and losses, and fair value of securities held-to-maturity were as follows:

	(Dollars in thousands)
		Gross	Gross	Estimated
	Cost	Unrecognized	Unrecognized	Fair
	Basis	Gains	Losses	Value
December 31, 2010
Municipal securities	$17,573	$613	$-	$18,186
Residential mortgage-backed securities	824	29	(1)	852
Total securities held-to-maturity	$18,397	$642	$(1)	$19,038

During August 2011, management transferred its entire held-to-maturity securities portfolio to available-for-sale. The book value of the securities transferred totaled approximately $16.4 million, with an unrealized gain of approximately $1.0 million that was recorded as a component of other comprehensive income at the date of transfer. All held-to-maturity securities were transferred to available-for-sale to avoid the potential implication that any remaining held-to-maturity securities would be tainted by a partial transfer. In addition, the transfer provides management the ability to sell lower balance odd lot securities, divest of certain securities to reduce credit or interest rate risk within the portfolio, and be positioned to take advantage of other portfolio restructuring opportunities.

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The fair value of available-for-sale debt securities and carrying amount, if different, at year end 2011 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	(Dollars in thousands)
	Available-for-sale
	Estimated
	Fair	Tax-Equivalent
December 31, 2011	Value	Yield (%)
Due in one year or less	$1,020	6.25
Due from one to five years	14,599	3.42
Due from five years to ten years	28,533	5.01
Due over ten years	31,613	5.84
Collateralized mortgage obligations and residential mortgage-backed securities	111,197	3.29
Total	$186,962	4.01

Sales of available-for-sale securities were as follows:

	(Dollars in thousands)
	December 31,	December 31,
	2011	2010

Proceeds	$22,713	18,951
Gross gains	981	913
Gross losses	(15)	-

The tax provisions related to these net realized gains were approximately $380,000 for 2011 and $359,000 for 2010.

Securities with carrying values of approximately $70,412,000 and $24,484,000 were pledged as of December 31, 2011 and 2010, respectively, as collateral for repurchase agreements, public funds, and for other purposes as permitted or required by law. The increase in pledged securities was the result of new pledging requirements for Indiana public funds deposits.

Securities with unrealized losses at December 31, 2011 and 2010 not recognized in income are as follows:

	(Dollars in thousands)
	Less than 12 months		12 months or longer		Total
	Estimated		Estimated		Estimated
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2011
U.S. government sponsored entities	$1,287	$(3)	$-	$-	$1,287	$(3)
Collateralized mortgage obligations and residential mortgage-backed securities	2,030	(2)	-	-	2,030	(2)
Municipal securities	-	-	-	-	-	-
Collateralized debt obligations	-	-	1,361	(3,853)	1,361	(3,853)
Total temporarily impaired	$3,317	$(5)	$1,361	$(3,853)	$4,678	$(3,858)
Number of securities		2		4		6

	(Dollars in thousands)
	Less than 12 months		12 months or longer		Total
	Estimated		Estimated		Estimated
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2010
U.S. government sponsored entities	$2,513	$(3)	$-	$-	$2,513	$(3)
Collateralized mortgage obligations and residential mortgage-backed securities	13,767	(161)	-	-	13,767	(161)
Municipal securities	7,496	(194)	398	(17)	7,894	(211)
Collateralized debt obligations	-	-	1,379	(3,836)	1,379	(3,836)
Total temporarily impaired	$23,776	$(358)	$1,777	$(3,853)	$25,553	$(4,211)
Number of securities		27		5		32

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality or have undisrupted cash flows. Management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates and volatility in the securities markets. The fair values are expected to recover as the securities approach maturity.

NOTE 3 - Loans Receivable

Year end loans are summarized below:

	(Dollars in thousands)
	2011	2010
Loans secured by real estate:
Construction and land development	$21,143	$46,371
Residential, including home equity	154,426	153,150
Commercial real estate and other dwelling	153,715	146,111
Total loans secured by real estate	329,284	345,632
Consumer loans	472	765
Commercial business	63,384	61,837
Government and other	8,643	10,380
Subtotal	401,783	418,614
Less:
Net deferred loan origination fees	(264)	(273)
Undisbursed loan funds	(118)	(108)
Loans receivable	$401,401	$418,233

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The Bancorp's activity in the allowance for loan losses is summarized below for the years indicated:

		(Dollars in thousands)

			Commercial Real
			Estate,
			Construction &
	Residential Real		Land Development,	Commercial
	Estate, Including		and Other	Participations	Commercial	Government
	Home Equity	Consumer Loans	Dwellings	Purchased	Business Loans	Loans	Total
2011
Allowance for loan losses:
Beginning Balance	$994	$30	$2,773	$4,704	$620	$-	$9,121
Charge-offs	(469)	(57)	(880)	(3,366)	(163)	-	(4,935)
Recoveries	112	11	183	-	3	-	309
Provisions	524	31	1,253	1,061	641	-	3,510
Ending Balance	$1,161	$15	$3,329	$2,399	$1,101	$-	$8,005

Ending balance: individually evaluated for impairment	$10	$-	$1,043	$252	$304	$-	$1,609

Ending balance: collectively evaluated for impairment	$1,151	$15	$2,286	$2,147	$797	$-	$6,396

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-	$-

FINANCING RECEIVABLES (LOANS)
Ending balance	$154,135	$472	$154,618	$20,240	$63,293	$8,643	$401,401

Ending balance: individually evaluated for impairment	$1,282	$-	$11,007	$7,170	$2,214	$-	$21,673

Ending balance: collectively evaluated for impairment	$152,853	$472	$143,611	$13,070	$61,079	$8,643	$379,728

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-	$-

2010
ALLOWANCE FOR LOAN LOSSES:
Beginning Balance	$536	$51	$813	$4,131	$583	$-	$6,114
Charge-offs	(764)	(35)	(900)	(987)	(182)	-	$(2,868)
Recoveries	38	9	-	248	10	-	$305
Provisions	1,184	5	2,860	1,312	209	-	$5,570
Ending Balance	$994	$30	$2,773	$4,704	$620	$-	$9,121

Ending balance: individually evaluated for impairment	$1	$-	$875	$1,897	$21	$-	$2,794

Ending balance: collectively evaluated for impairment	$993	$30	$1,898	$2,807	$599	$-	$6,327

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-	$-

FINANCING RECEIVABLES (LOANS)
Ending balance	$152,881	$874	$163,616	$28,866	$61,726	$10,270	$418,233

Ending balance: individually evaluated for impairment	$64	$-	$10,974	$14,493	$482	$-	$26,013

Ending balance: collectively evaluated for impairment	$152,817	$874	$152,642	$14,373	$61,244	$10,270	$392,220

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-	$-

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The Bancorp has established a standard loan grading system to assist management, lenders and review personnel in their analysis and supervision of the loan portfolio. The use and application of theses grades by the Bancorp is uniform and conforms to regulatory definitions. The loan grading system is as follows:

2 - Moderate risk

Borrower consistently internally generates sufficient cash flow to fund debt service, working assets, and some capital expenditures. Risk of default considered low.

3 – Acceptable

Borrower generates sufficient cash flow to fund debt service, but most working asset and all capital expansion needs are provided from external sources. Profitability ratios and key balance sheet ratios are usually close to peers but one or more ratios e.g. leverage may be higher than peer. Earnings may be trending down over the last three years. Borrower may be able to obtain similar financing from other banks with comparable or less favorable terms. Risk of default is acceptable but requires collateral protection.

4 – Pass/monitor

The borrower has significant weaknesses resulting from performance trends or management concerns. The financial condition of the company has taken a negative turn and may be temporarily strained. Cash flow may be weak but cash reserves remain adequate to meet debt service. Management weaknesses are evident. Borrowers in this category will warrant more than the normal level of supervision and more frequent reporting.

5 – Special mention (watch)

Special Mention credits are considered bankable assets with no apparent loss of principal or interest envisioned but requiring a high level of management attention. Assets in this category are currently protected but are potentially weak. These borrowers are subject to economic, industry, or management factors having an adverse impact upon their prospects for orderly servicing of debt. The perceived risk in continued lending are considered to have increased beyond the level where such loans would normally be granted. These assets constitute an undue and unwarranted credit risk, but not to the point of justifying a classification of Substandard.

6 – Substandard

This classification consists of loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. Financial statements normally reveal some or all of the following: poor trends, lack of earnings and cash flow, excessive debt, lack of liquidity, and the absence of creditor protection. Loans are still considered collectible, but due to increased risks and defined weaknesses of the credit, some loss could be incurred in collection if the deficiencies are not corrected.

7 – Doubtful

This classification consists of loans where the possibility of loss is high after collateral liquidation based upon existing facts, market conditions, and value. Loss is deferred until certain important and reasonably specific pending factors which may strengthen the credit can be exactly determined. These factors may include proposed acquisitions, liquidation procedures, capital injection and receipt of additional collateral, mergers or refinancing plans.

Performing loans are loans that are paying as agreed and are less than ninety days past due on payments of interest and principal.

The Bancorp's credit quality indicators are summarized below at December 31, 2011 and December 31, 2010:

	(Dollars in thousands)
	Corporate Credit Exposure - Credit Risk Portfolio By Creditworthiness Category
	Commercial Real Estate, Construction
	& Land Development, and Other Dwellings		Commercial Participations Purchased		Commercial Business Loans		Government Loans
Loan Grades	2011	2010	2011	2010	2011	2010	2011	2010
2 Moderate risk	$25	$31	$-	$-	$4,467	$4,724	$-	$-
3 Acceptable risk	85,703	63,330	2,387	1,473	37,713	30,549	8,643	10,270
4Pass/monitor	51,429	78,758	5,903	6,482	17,532	21,131	-	-
5 Special mention (watch)	5,509	9,817	4,780	6,419	978	2,517	-	-
6 Substandard	11,952	11,680	7,170	14,492	2,603	2,805	-	-
7 Doubtful	-	-	-	-	-	-	-	-
Total	$154,618	$163,616	$20,240	$28,866	$63,293	$61,726	$8,643	$10,270

	(Dollars in thousands)
	Consumer Credit Exposure - Credit Risk Profile Based On Payment Activity
	Residential Real Estate,
	Including Home Equity		Consumer Loans
	2011	2010	2011	2010
Performing	$151,375	$149,892	$472	$871
Non-performing	2,760	2,989	-	3
Total	$154,135	$152,881	$472	$874

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The Bancorp's troubled debt restructurings are summarized below:

(Dollars in thousands)
		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded
	Contracts	Investment	Investment	Contracts	Investment	Investment
	December 31, 2011			December 31, 2010
Troubled Debt Restructurings
Residential real estate, including home equity	14	$1,290	$1,282	-	$-	$-
Consumer loans	-	-	-	-	-	-
Commercial real estate, construction & land development, and other dwellings	3	8,097	7,836	3	6,093	5,909
Commercial participations purchased	2	7,975	5,635	2	7,975	6,186
Commercial business loans	-	-	-	-	-	-
Government loans	-	-	-	-	-	-

	Number of	Recorded	Number of	Recorded
	Contracts	Investment	Contracts	Investment
	December 31, 2011		December 31, 2010
Troubled Debt Restructurings That
Subsequently Defaulted
Residential real estate, including home equity	-	$-	-	$-
Consumer loans	-	-	-	-
Commercial real estate, construction & land development, and other dwellings	1	376	-	-
Commercial participations purchased	-	-	-	-
Commercial business loans	-	-	-	-
Government loans	-	-	-	-

The Bancorp's individually evaluated impaired loans are summarized below:

	As of December 31, 2011
				Average	Interest
(Dollars in thousands)	Recorded	Unpaid Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Residential real estate, including home equity	$-	$-	$-	$26	$-
Commercial real estate, construction & land development, and other dwellings	690	880	-	1,725	16
Commercial participations purchased	2,483	8,158	-	2,946	182
Commercial business loans	793	818	-	386	20
With an allowance recorded:
Residential real estate, including home equity	1,282	1,282	10	278	-
Commercial real estate, construction & land development, and other dwellings	10,317	12,662	1,043	8,698	463
Commercial participations purchased	4,687	4,687	252	8,990	186
Commercial business loans	1,421	1,421	304	739	15
Total:
Residential real estate, including home equity	$1,282	$1,282	$10	$304	$-
Commercial real estate, construction & land development, and other dwellings	$11,007	$13,542	$1,043	$10,423	$479
Commercial participations purchased	$7,170	$12,845	$252	$11,936	$368
Commercial business loans	$2,214	$2,239	$304	$1,125	$35

	As of December 31, 2010
				Average	Interest
(Dollars in thousands)	Recorded	Unpaid principal	Related	Recorded	Income
	investment	balance	allowance	Investment	Recognized
With no related allowance recorded: Residential real estate, including home equity	$64	$103	$-	$28	$-
Commercial real estate, construction & land development, and other dwellings	1,054	1,345	-	2,181	19
Commercial participations purchased	2,696	8,140	-	397	92
Commercial business loans	354	354	-	414	1
With an allowance recorded:
Residential real estate, including home equity	-	-	1	-	-
Commercial real estate, construction & land development, and other dwellings	9,920	10,361	875	3,181	305
Commercial participations purchased	11,797	11,797	1,897	16,098	216
Commercial business loans	128	128	21	113	4
Total:
Residential real estate, including home equity	$64	$103	$1	$28	$-
Commercial real estate, construction & land development, and other dwellings	$10,974	$11,706	$875	$5,362	$324
Commercial participations purchased	$14,493	$19,937	$1,897	$16,495	$308
Commercial business loans	$482	$482	$21	$527	$5

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The Bancorp's age analysis of past due loans are summarized below:

(Dollars in thousands)
							Recorded
							Investments
						Total	Greater than
	30-59 Days Past	60-89 Days Past	Greater Than 90			Financing	90 Days and
	Due	Due	Days Past Due	Total Past Due	Current	Receivables	Accruing

December 31, 2011
Residential real estate, including home equity	$3,413	$874	$2,663	$6,950	$147,185	$154,135	$279
Consumer loans	7	-	-	7	465	472	-
Commercial real estate, construction & land development, and other dwellings	604	238	1,616	2,458	152,160	154,618	-
Commercial participations purchased	7	-	7,169	7,176	13,064	20,240	-
Commercial business loans	458	323	717	1,498	61,795	63,293	-
Government loans	-	-	-	-	8,643	8,643	-
Total	$4,489	$1,435	$12,165	$18,089	$383,312	$401,401	$279

December 31, 2010
Residential real estate, including home equity	$5,832	$2,423	$2,859	$11,114	$141,767	$152,881	$145
Consumer loans	29	-	3	32	842	874	3
Commercial real estate, construction & land development, and other dwellings	410	2,573	3,747	6,730	156,886	163,616	-
Commercial participations purchased	-	-	14,492	14,492	14,374	28,866	-
Commercial business loans	408	18	354	$780	60,946	61,726	-
Government loans	-	-	-	-	10,270	10,270	-
Total	$6,679	$5,014	$21,455	$33,148	$385,085	$418,233	$148

The Bancorp's loans on nonaccrual status are summarized below:

	(Dollars in thousands)
	December 31,	December 31,
	2011	2010
Residential real estate, including home equity	$2,481	$2,843
Consumer loans	-	-
Commercial real estate, construction & land development, and other dwellings	3,433	6,150
Commercial participations purchased	7,170	14,492
Commercial business loans	926	482
Government loans	-	-
Total	$14,010	$23,967

During September 2010, the Bancorp’s management implemented a strategy with a sale of fixed rate mortgage loans from its loan portfolio by selling $5.1 million in fixed rate mortgage loans, while funding newly originated construction & land development, commercial and government loan originations. During January of 2009, the Bancorp’s management implemented a similar strategy with a sale of fixed rate mortgage loans from its loan portfolio by selling $10.7 million in fixed rate mortgage loans, while funding newly originated construction & land development, commercial and government loan originations. Implementing both balance sheet restructuring strategies had a positive impact on interest rate risk by replacing longer duration fixed rate mortgage loans with shorter duration non-mortgage loans that will reprice more frequently. The gain realized from the 2010 loan sale totaled approximately $217 thousand.

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NOTE 4 - Premises and Equipment, Net

At year end, premises and equipment are summarized as follows:

	(Dollars in thousands)
	2011	2010
Cost:
Land	$4,540	$4,540
Buildings and improvements	19,171	19,083
Furniture and equipment	11,051	10,751
Total cost	34,762	34,374
Less accumulated depreciation	(16,520)	(15,081)
Premises and equipment, net	$18,242	$19,293

Depreciation expense was approximately $1,468,000 and $1,469,000 for 2011 and 2010, respectively.

NOTE 5 – Foreclosed Real Estate

At year end, foreclosed real estate is summarized below:

	(Dollars in thousands)
	2011	2010
Commercial real estate and other dwellings	$569	$563
Residential real estate	554	931
Construction and land development	1,334	1,804
Total	$2,457	$3,298

NOTE 6 - Income Taxes

At year-end, components of the income tax expense (benefit) consist of the following:

	(Dollars in thousands)
	2011	2010
Federal:
Current	$735	$1,771
Deferred	434	(757)
State:
Current	126	14
Deferred, net of valuation allowance	(116)	(231)
Income tax expense	$1,179	$797

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following:

	(Dollars in thousands)
	2011	2010
Federal statutory rate	34%	34%
Tax expense at statutory rate	$2,232	$2,032
State tax, net of federal effect	7	(143)
Tax exempt income	(874)	(907)
Bank owned life insurance	(135)	(137)
Tax credits	(67)	(76)
Other	16	28
Total income tax expense	$1,179	$797

At year-end, the components of the net deferred tax asset recorded in the consolidated balance sheets are as follows:

	(Dollars in thousands)
	2011	2010
Deferred tax assets:
Bad debts	$3,149	$3,582
Deferred loan fees	104	107
Deferred compensation	660	647
Unrealized depreciation on securities available-for-sale, net	-	249
Net operating loss	855	727
Tax credits	62	46
Nonaccrual loan interest income	22	22
Restricted stock awards	32	56
REO writedowns	16	22
Unqualified DCP	50	43
Post retirement benefit	58	67
Other-than-temporary impairment	90	90
Accrued vacation	63	-
Legal reserve	148	-
Impairment on land	75	-
Other	42	21
Total deferred tax assets	5,426	5,679

Deferred tax liabilities:
Depreciation	(1,214)	(1,063)
Prepaids	(246)	(207)
Mortgage servicing rights	(122)	(147)
Deferred stock dividends	(115)	(115)
Unrealized appreciation on securities available-for-sale, net	(1,355)	-
Post retirment unrealized gain	(43)	(50)
Other	(91)	(13)
Total deferred tax liabilities	(3,186)	(1,595)
Valuation allowance	(458)	(387)
Net deferred tax assets	$1,782	$3,697

At December 31, 2011, the Bancorp has a state net operating loss carry forward of approximately $15.2 million, which will begin to expire in 2022 if not used. Also, at December 31, 2011, the Bancorp has a state tax credit carry forward of approximately $93,000 which will begin to expire in 2017 if not used. A valuation allowance of $458,000 and $387,000 was provided at December 31, 2011 and 2010, respectively, for the state net operating loss and state tax credit, as management does not believe these amounts will be fully utilized before statutory expiration.

The Bancorp qualified under provisions of the Internal Revenue Code, to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged to income in the financial statements, if any. Accordingly, retained earnings at December 31, 2011 and 2010 includes approximately $5,982,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amounts was approximately $2,034,000 at December 31, 2011 and 2010.

33

The Bancorp had no unrecognized tax benefits at any time during 2011 or 2010 and does not anticipate any significant increase or decrease in unrecognized tax benefits during 2012. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Bancorp's policy to record such accruals through income tax accounts. No such accruals existed at any time during 2011 or 2010.

The Bancorp and its subsidiaries are subject to US Federal income tax as well as income tax of the states of Indiana and Illinois. The Bancorp is no longer subject to examination by taxing authorities for the years before 2008 for federal and 2007 for state.

NOTE 7 - Deposits

The aggregate amount of certificates of deposit with a balance of $250,000 or more was approximately $21,108,000 at December 31, 2011 and $27,042,000 at December 31, 2010.

At December 31, 2011, scheduled maturities of certificates of deposit were as follows:

(Dollars in thousands)
2012	$140,975
2013	28,059
2014	7,196
2015	692
Total	$176,922

NOTE 8 - Borrowed Funds

At year end, borrowed funds are summarized below:

	(Dollars in thousands)
	2011	2010
Fixed rate advances from the FHLB	31,000	24,000
Putable advances from the FHLB	5,000	5,000
Line of credit from the FHLB	-	3,248
Other	618	296
Total	$36,618	$32,544

At December 31, 2011, scheduled maturities of borrowed funds were as follows:

(Dollars in thousands)
2012	$5,618
2013	14,000
2014	8,000
2015	4,000
2016	5,000
Total	$36,618

Repurchase agreements generally mature within one year and are secured by U.S. government and U.S agency securities, under the Bancorp’s control. At year end, information concerning these retail repurchase agreements is summarized below:

	(Dollars in thousands)
	2011	2010
Ending balance	$15,395	$16,074
Average balance during the year	20,767	19,469
Maximum month-end balance during the year	24,258	22,369
Securities underlying the agreements at year end:
Carrying value	26,622	24,484
Fair value	26,622	24,915
Average interest rate during the year	0.51%	0.92%
Average interest rate at year end	0.43%	0.70%

At year-end, advances from the Federal Home Loan Bank were as follows:

	(Dollars in thousands)
	2011	2010
Fixed rate advances, maturing June 2012 through
December 2016 at rates from 0.49% to 2.65%;
average rate: 2011 – 1.95%; 2010 – 2.47%	$31,000	$24,000
Putable advance, maturing February 2013 at a fixed rate of 2.62%	5,000	5,000

Fixed rate advances are payable at maturity, with a prepayment penalty. Putable advances are fixed for a period of one to three years and then may adjust quarterly to the three-month London Interbank Offered Rate until maturity. Once the putable advance interest rate adjusts, the Bancorp has the option to prepay the advance on specified quarterly interest rate reset dates. The advances were collateralized by mortgage loans totaling approximately $163,534,000 and $148,935,000 at December 31, 2011 and 2010, respectively. In addition to the fixed rate and putable advances, the Bancorp maintains a $10,000,000 million line of credit with the Federal Home Loan Bank of Indianapolis. The outstanding balance on the line of credit was $0 and approximately $3,248,000 million at December 31, 2011 and 2010, respectively.

Other borrowings at December 31, 2011 and 2010 include Treasury, Tax and Loan and reclassified bank balances.

34

NOTE 9 – Lease Obligations

During the fourth quarter of 2011, the Bancorp entered into an agreement to lease commercial loan document preparation and credit management software under an operating lease that expires in 2016. No contract fees were paid out during 2011. As of December 31, 2011, future minimum annual payments under this lease are as follows:

(Dollars in thousands)
2012	$38
2013	38
2014	38
2015	38
2016	38
Total	$190

NOTE 10 - Employees’ Benefit Plans

The Bancorp maintains an Employees’ Savings and Profit Sharing Plan and Trust for all employees who meet the plan qualifications. Employees are eligible to participate in the Employees’ Savings and Profit Sharing Plan and Trust on the next January 1 or July 1 following the completion of one year of employment, age 18, and completion of 1,000 hours of employment. The Employees’ Savings Plan feature allows employees to make pre-tax contributions to the Employees’ Savings Plan of 1% to 50% of Plan Salary, subject to limitations imposed by Internal Revenue Code section 401(k). The Profit Sharing Plan and Trust feature is non-contributory on the part of the employee. Contributions to the Employees’ Profit Sharing Plan and Trust are made at the discretion of the Bancorp’s Board of Directors. Contributions for the year ended December 31, 2011 and 2010, were based on 4% of the participants’ total compensation excluding incentives. Participants in the plan become 100% vested upon completion of five years of service. The benefit plan expense amounted to approximately $288,000 for 2011 and 2010.

The Bancorp maintains an Unqualified Deferred Compensation Plan (the Plan). The purpose of the Plan is to provide deferred compensation to key senior management employees of the Bancorp in order to recognize their substantial contributions to the Bank and provide them with additional financial security as inducement to remain with the Bank. The Compensation Committee selects which persons shall be participants in the Plan. Participants’ accounts are credited each year with an amount based on a formula involving the participant’s employer funded contributions under all qualified plans and the limitations imposed by Internal Revenue Code subsection 401(a)(17) and Code section 415. The unqualified deferred compensation plan liability at December 31, 2011 and 2010 was approximately $122,000 and $114,000, respectively. The Plan expense amounted to $8,000 for 2011 and 2010.

Directors have deferred some of their fees in consideration of future payments. Fee deferrals, including interest, totaled approximately $108,000 and $111,000 for 2011 and 2010, respectively. The deferred fee liability at December 31, 2011 and 2010 was approximately $1,678,000 and $1,646,000, respectively.

NOTE 11 - Regulatory Capital

The Bancorp and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action. Prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2011 and 2010, the most recent regulatory notifications categorized the Bancorp and Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bancorp’s or the Bank’s category.

At year-end, capital levels for the Bancorp and the Bank were essentially the same. Actual capital levels (in millions), minimum required levels and levels needed to be classified as well capitalized for the Bancorp are summarized below:

					Minimum
					Required To Be
					Well Capitalized
			Minimum Required		Under Prompt
			For Capital		Corrective
	Actual		Adequacy Purposes		Action Regulations
(Dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011
Total capital to
risk-weighted assets	$64.9	14.3%	$36.2	8.0%	$45.2	10.0%
Tier 1 capital to
risk-weighted assets	$59.2	13.1%	$18.1	4.0%	$27.1	6.0%
Tier 1 capital to
adjusted average assets	$59.2	9.2%	$19.4	3.0%	$32.3	5.0%

2010
Total capital to
risk-weighted assets	$61.5	12.9%	$38.0	8.0%	$47.6	10.0%
Tier 1 capital to
risk-weighted assets	$55.5	11.7%	$19.0	4.0%	$28.5	6.0%
Tier 1 capital to
adjusted average assets	$55.5	8.5%	$19.5	3.0%	$32.6	5.0%

35

The Bancorp’s ability to pay dividends to its shareholders is entirely dependent upon the Bank’s ability to pay dividends to the Bancorp. Under Indiana law, the Bank may pay dividends from its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) to the extent considered expedient by the Bank’s Board of Directors. However, the Bank must obtain the approval of the Indiana Department of Financial Institutions (DFI) for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, “retained net income,” means net income as calculated for call report purposes, less all dividends declared for the applicable period. The aggregate amount of dividends that may be declared by the Bank in 2012, with prior DFI approval, is $7.7 million plus current 2012 net profits. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition and capital needs of the Bank.

During the third quarter of 2010, the FDIC notified the Bancorp’s management that dividend payments from the Bank to the Bancorp would require prior approval from the FDIC. The FDIC’s requirement to approve future dividend payments from the Bank to the Bancorp was a result of the Bank’s elevated level of substandard assets. Moreover, on October 29, 2010, pursuant to a FDIC Resolution adopted by the Bank’s Board of Directors at the direction of the DFI and the FDIC, the Bank was required to obtain the consent of the DFI and the FDIC prior to any declaration of dividends. On January 28, 2011, in accordance with prior direction from the Federal Reserve Bank of Chicago (Reserve Bank), the Bancorp’s Board of Directors also adopted a resolution providing that the prior written consent of the Reserve Bank is required for the declaration of dividends by the Bancorp. During December 2011, the Reserve Bank approved the fourth quarter 2011 dividend payment. The current dividend policy is reflective of the Bancorp Board’s commitment that the shareholders’ long term interests are best served through the preservation of capital in the current stressed economic environment.

On September 28, 2011, the DFI and FDIC issued a joint examination report with respect to their safety and soundness examination which commenced during August 2011. The joint examination report concluded that the Bank’s Board of Directors and management had satisfactorily complied with the requirements of the FDIC Resolution and advised that the FDIC Resolution was no longer considered to be in effect for regulatory purposes. Pursuant to the findings of the joint examination report, the Bank’s Board of Directors rescinded the FDIC Resolution on September 30, 2011. Beginning with the fourth quarter of 2011, dividend payments from the Bank to the Bancorp do not require prior approval from the DFI and FDIC. On December 7, 2011, the Bancorp announced that the Board of Directors of the Bancorp declared a fourth quarter dividend of $0.15 per share. The Bancorp’s fourth quarter dividend was paid to shareholders on January 6, 2012.

NOTE 12 – Stock Based Compensation

The Bancorp’s 2004 Stock Option Plan (the Plan), which is stockholder-approved, permits the grant of share options to its employees for up to 250,000 shares of common stock. Awards granted under the Plan may be in the form of incentive stock options, non-incentive stock options, or restricted stock. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives for all employees and to encourage their continued employment by facilitating employees’ purchases of an equity interest in the Bancorp. Option awards are generally granted with an exercise price equal to the market price of the Bancorp’s common stock at the date of grant; those option awards have five year vesting periods and have ten year contractual terms. Total compensation cost that has been charged against income for incentive stock options was approximately $1,000 for 2011 and 2010.

The fair value of each incentive stock option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. No incentive stock options were granted during 2011 or 2010. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the Bancorp’s stock option activity for 2011 and 2010 follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (years)	Value
Outstanding at January 1, 2010	65,747	$23.69
Granted	-	-
Exercised	-	-
Forfeited or expired	(16,500)	21.98
Outstanding at end of year	49,247	$24.27	1.7	$-

Vested or expected to vest	49,247	$24.27	1.7	$-

Exercisable at December 31, 2010	48,247	$24.18	1.6	$-

Granted	-	-
Exercised	-	-
Forfeited or expired	(8,747)	19.50
Outstanding at end of year	40,500	$25.30	1.1	$-

Vested or expected to vest	40,500	$25.30	1.1	$-

Exercisable at December 31, 2011	39,500	$25.22	1.0	$-

36

As of December 31, 2011, there was approximately $1,000 of total unrecognized compensation costs related to non-vested incentive stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.2 years.

Restricted stock awards are generally granted with an award price equal to the market price of the Bancorp’s common stock on the award date. Restricted stock awards have been issued with a five year vesting period. Forfeiture provisions exist for personnel that separate employment before the vesting period expires. Compensation expense related to restricted stock awards are recognized over the vesting period. Total compensation cost that has been charged against income for those plans was approximately $32,000 and $35,000 for 2011 and 2010, respectively.

A summary of changes in the Bancorp’s non-vested restricted stock for 2011 and 2010 follows:

Non-vested Shares	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2010	7,550	$26.55
Granted	300	16.75
Vested	(250)	35.50
Forefited	(850)	26.76
Non-vested at December 31, 2010	6,750	25.72

Granted	-	-
Vested	(3,000)	31.57
Forefited	-	-
Non-vested at December 31, 2011	3,750	$21.05

As of December 31, 2011, there was approximately $32,000 of total unrecognized compensation cost related to non-vested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.8 years.

NOTE 13 - Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for 2011 and 2010 is presented below.

	2011	2010
Basic earnings per common share:
Net income available to common stockholders	5,384,982	5,178,547
Weighted-average common shares outstanding	2,832,161	2,823,599
Basic earnings per common share	$1.90	$1.83

Diluted earnings per common share:
Net income available to common stockholders	5,384,982	5,178,547
Weighted-average common shares outstanding	2,832,161	2,823,599
Add: dilutive effect of assumed stock option exercises and restricted stock	-	-
Weighted-average common and dilutive potential common shares outstanding	2,832,161	2,823,599
Diluted earnings per common share	$1.90	$1.83

There were 40,500 and 49,247 anti-dilutive shares outstanding at December 31, 2011 and 2010, respectively.

NOTE 14 - Related Party Transactions

The Bancorp had aggregate loans outstanding to directors and executive officers (with individual balances exceeding $120,000) of approximately $6,907,000 at December 31, 2011 and approximately $7,951,000 at December 31, 2010. For the year ended December 31, 2011, the following activity occurred on these loans:

(Dollars in thousands)
Aggregate balance at the beginning of the year	$7,951
New loans	312
Repayments	(1,356)
Aggregate balance at the end of the year	$6,907

Deposits from directors and executive officers totaled approximately $2,094,000 and $1,859,000 at December 31, 2011 and 2010, respectively.

NOTE 15 - Commitments and Contingencies

The Bancorp is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments, which include commitments to make loans and standby letters of credit, are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded.

The Bancorp’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to originate loans and standby letters of credit is represented by the contractual amount of those instruments. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bancorp uses the same credit policy to make such commitments as it uses for on-balance sheet items. Since commitments to make loans may expire without being used, the amount does not necessarily represent future cash commitments.

The Bancorp had outstanding commitments to originate loans as follows:

	(Dollars in thousands)
	Fixed	Variable
	Rate	Rate	Total
December 31, 2011:
Commercial business	$12,353	$30,179	$42,532
Real estate	11,622	12,870	24,492
Consumer loans	-	4	4
Unsecured consumer overdrafts	10,828	-	10,828
Total	$34,803	$43,053	$77,856

December 31, 2010:
Commercial business	$12,073	$26,008	$38,081
Real estate	10,894	8,142	19,036
Consumer loans	-	15	15
Unsecured consumer overdrafts	10,803	-	10,803
Total	$33,770	$34,165	$67,935

37

The approximately $34,803,000 in fixed rate commitments outstanding at December 31, 2011 and the approximatley $33,770,000 in fixed rate commitments outstanding at December 31, 2010 had interest rates ranging from 2.30% to 10.00%, for a period not to exceed forty-five days. Mortgage interest rate locks with borrowers are a component of real estate commitments, were treated as derivative transactions, and valued accordingly at year-end.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. At December 31, 2011 and 2010, the Bancorp had standby letters of credit totaling approximately $8,696,000 and $7,681,000, respectively. The Bancorp evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral obtained may include accounts receivable, inventory, property, land or other assets.

NOTE 16 - Fair Values of Financial Instruments

The Fair Value Measurements Topic (the Topic) establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Topic describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities. Different judgment and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period, securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic. Impairment is other-than-temporary if the decline in the fair value of the security is below its amortized cost and it is probable that all amounts due according to the contractual terms of a debt security will not be received. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates. The Bancorp considers the following factors when determining other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; an assessment of whether the Bancorp (1) has the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before their anticipated market recovery. If either of these conditions are met, management will recognize other-than-temporary impairment. If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

For the year ended December 31, 2011, the Bancorp’s management utilized a specialist to perform an other-than-temporary impairment analysis for each of its four pooled trust preferred securities. The analysis utilizes analytical models used to project future cash flows for the pooled trust preferred securities based on current assumptions for prepayments, default and deferral rates, and recoveries. The projected cash flows are than tested for impairment consistent with the Investments – Other Topic and the Investments – Debt and Equity Securities Topic. The other-than-temporary impairment testing compares the present value of the cash flows from quarter to quarter to determine if there is a “favorable” or “adverse” change. Other-than-temporary impairment is recorded if the projected present value of cash flows is lower than the book value of the security. To perform the quarterly other-than-temporary impairment analysis, management utilizes current reports issued by the trustee, which contain principal and interest tests, waterfall distributions, note valuations, collection detail and credit ratings for each pooled trust preferred security. In addition, a detailed review of the performing collateral was performed. The review of the collateral began with a review of financial information provided by SNL Financial, a comprehensive database, widely used in the industry, which gathers financial data on banks and thrifts from U.S. GAAP financial statements for public companies (annual and quarterly reports on Forms 10-K and 10-Q), as well as regulatory reports for private companies, including consolidated financial statements for bank holding companies (FR Y-9C reports) and parent company-only financial statements for bank holding companies (FR Y-9LP reports) filed with the Federal Reserve andbank call reports filed with the FDIC and OCC. Using the information sources described above, for each bank and thrift examined, the following items were examined: nature of the issuer’s business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. The issuers’ historical financial performance was reviewed and their financial ratios were compared to appropriate peer groups of regional banks or thrifts with similar asset sizes. The analysis focused on six broad categories: profitability (revenue streams and earnings quality, return on assets and shareholder’s equity, net interest margin and interest rate sensitivity), credit quality (charge-offs and recoveries, non-current loans and total non-performing assets as a percentage of total loans, loan loss reserve coverage and the adequacy of the loan loss provision), operating efficiency (noninterest expense compared to total revenue), capital adequacy (Tier-1, total capital and leverage ratios and equity capital growth), leverage (tangible equity as a percentage of tangible assets, short-term and long-term borrowings and double leverage at the holding company) and liquidity (the nature and availability of funding sources, net non-core funding dependence and quality of deposits). In addition, for publicly traded companies, stock price movements were reviewed and the market price of publicly traded debt instruments was examined. The other-than-temporary impairment analysis indicated that the Bancorp’s four pooled trust preferred securities had aggregate additional other-than-temporary impairment in the amount of $1,200, for the year ending December 31, 2011.

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The table below shows the credit loss roll forward for the Bancorp’s pooled trust preferred securities that have been classified with other-than-temporary impairment:

(Dollars in thousands)
Collateralized debt obligations other-than-temporarily impaired
Ending balance - December 31, 2010	$264
Additions not previously recognized	1
Ending balance - December 31, 2011	$265

Below is a table containing information regarding the Bancorp’s pooled trust preferred securities as of December 31, 2011:

Cusip	74043CAC1	74042TAJ0	01449TAB9	01450NAC6
Deal name	PreTSL XXIV	PreTSL XXVII	Alesco IX	Alesco XVII
Class	B-1	C-1	A-2A	B
Book value	$1,256,972	$1,296,077	$1,308,686	$1,351,903
Fair value	230,053	204,187	588,750	337,653
Unrealized gains/(losses)	(1,026,919)	(1,091,890)	(719,936)	(1,014,250)
Lowest credit rating assigned	Caa3	C	CCC-	C
Number of performing banks	49	26	53	44
Number of performing insurance companies	13	7	10	n/a
Number of issuers in default	17	9	1	1
Number of issuers in deferral	14	7	12	11
Defaults & deferrals as a % of performing collateral	52.11%	39.16%	20.72%	32.01%
Subordination:
As a % of performing collateral	-15.47%	-22.89%	31.68%	4.44%
As a % of performing collateral - adjusted for projected future defaults	-19.78%	-29.22%	28.54%	-1.88%
Other-than-temporary impairment model assumptions:
Defaults:
Year 1 - issuer average	1.60%	1.90%	2.00%	3.00%
Year 2 - issuer average	1.00%	1.50%	1.20%	1.60%
Year 3 - issuer average	1.00%	1.50%	1.20%	1.60%
> 3 Years - issuer average	(1)	(1)	(1)	(1)
Discount rate - 3 month Libor, plus implicit yield spread at purchase	1.48%	1.23%	1.27%	1.44%
Recovery assumptions	(2)	(2)	(2)	(2)
Prepayments	0.00%	0.00%	0.00%	0.00%
Other-than-temporary impairment	$41,100	$132,000	$30,450	$61,950

(1) - Default rates > 3 years are evaluated on a issuer by issuer basis and range from 0.25% to 5.00%.

(2) - Recovery assumptions are evaluated on a issuer by issuer basis and range from 0% to 15% with a five year lag.

In the table above, the Bancorp’s subordination for each trust preferred security is calculated by taking the total performing collateral and subtracting the sum of the total collateral within the Bancorp’s class and the total collateral within all senior classes, and then stating this result as a percentage of the total performing collateral. This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur. In addition, management calculates subordination assuming future collateral defaults by utilizing the default/deferral assumptions in the Bancorp’s other-than-temporary impairment analysis. Subordination assuming future default/deferral assumptions is calculated by deducting future defaults from the current performing collateral. At December 31, 2011, management reviewed the subordination levels for each security in context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in “payment in kind” status; and the Bancorp’s class position within each security.

39

Management calculated the other-than-temporary impairment model assumptions based on the specific collateral underlying each individual security. The following assumption methodology was applied consistently to each of the four pooled trust preferred securities: For collateral that has already defaulted, no recovery was assumed; no cash flows were assumed from collateral currently in deferral, with the exception of the recovery assumptions. The default and recovery assumptions were calculated based on the detailed collateral review. The discount rate assumption used in the calculation of the present value of cash flows is based on the discount margin (i.e., credit spread) at the time each security was purchased using the original purchase price. The discount margin is then added to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve.

At December 31, 2011, three of the trust preferred securities with a cost basis of $3.9 million have been placed in “payment in kind” status. The Bancorp’s securities that are classified as “payment in kind” are a result of not receiving the scheduled quarterly interest payments. For the securities in “payment in kind” status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self correcting cash flow waterfall provisions within the structure of the securities. When a tranche senior to the Bancorp’s position fails the coverage test, the Bancorp’s interest cash flows are paid to the senior tranche and recorded as a reduction of principal. The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Bancorp’s tranche, plus the balance of all senior tranches. The principal reduction in the senior tranche continues until the appropriate coverage test is passed. As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Bancorp’s tranche. Consistent with the Investments – Debt and Equity Securities Topic, management considered the failure of the issuer of the security to make scheduled interest payments in determining whether a credit loss existed. Management will not capitalize the “payment in kind” interest payments to the book value of the securities and will keep these securities in non-accrual status until the quarterly interest payments resume.

Assets and Liabilities Measured at Fair Values on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		(Dollars in thousands)
		Estimated Fair Value Measurements at December 31, 2011 Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities
U.S. government sponsored entities	$15,648	$-	$15,648	$-
CMO and residential mortgage-backed securities	111,197	-	111,197	-
Municipal securities	58,756	-	58,756	-
Collateralized debt obligations	1,361	-	-	1,361
Total available-for-sale securities	$186,962	$-	$185,601	$1,361

		(Dollars in thousands)
		Estimated Fair Value Measurements at December 31, 2010 Using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities
U.S. government sponsored entities	$4,169	$-	$4,169	$-
CMO and residential mortgage-backed securities	97,142	-	97,142	-
Municipal securities	39,365	-	39,365	-
Collateralized debt obligations	1,379	-	-	1,379
Total available-for-sale securities	$142,055	$-	$140,676	$1,379

Reconciliation of available-for-sale securities, which require significant adjustment based on unobservable data, are presented below:

(Dollars in thousands)	Estimated Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Available-for- sale securities
Total realized/unrealized (losses)/gains, January 1, 2010	1,350
Included in earnings	(128)
Included in other comprehensive income	157
Transfers in and/or (out) of Level 3	-
Ending balance, December 31, 2010	1,379

Total realized/unrealized (losses)/gains
Included in earnings	(1)
Included in other comprehensive income	(17)
Transfers in and/or (out) of Level 3	-
Ending balance, December 31, 2011	$1,361

40

Assets and Liabilities Measured at Fair Values on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		(Dollars in thousands)
		Estimated Fair Value Measurements at December 31, 2011 Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$20,064	$-	$-	$20,064
Foreclosed real estate	2,217	-	-	2,217

		(Dollars in thousands)
		Estimated Fair Value Measurements at December 31, 2010 Using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$23,219	$-	$-	$23,219
Foreclosed real estate	2,920	-	-	2,920

The fair value of impaired loans with specific allocations of the allowance for loan losses or loans for which charge-offs have been taken is generally based on the present value of future cash flows or, for collateral dependent loans, based on recent real estate appraisals. Appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. The unpaid principal balance of impaired loans was approximately $21.7 million and the related specific reserves totaled approximately $1.6 million, resulting in a fair value of impaired loans totaling approximately $20.1 million, at December 31, 2011. The unpaid principal balance of impaired loans was approximately $26.0 million and the related specific reserves totaled approximately $2.8 million, resulting in a fair value of impaired loans totaling approximately $23.2 million, at December 31, 2010. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2 inputs. However, certain assumptions and unobservable inputs are often used by the appraiser, therefore, qualifying the assets as Level 3 in the fair value hierarchy. The fair value of foreclosed real estate is similarly determined by using the results of recent real estate appraisals.

The following table shows fair values and the related carrying values of financial instruments as of the dates indicated. Items that are not financial instruments are not included.

	(Dollars in thousands)
	December 31, 2011
	Carrying	Estimated
	Value	Fair Value
Financial assets:
Cash and cash equivalents	$26,367	$26,367
Securities available-for-sale	186,962	186,962
Loans held-for-sale	-	-
Loans receivable, net	393,396	394,385
Federal Home Loan Bank stock	3,086	3,086
Accrued interest receivable	2,554	2,554

Financial liabilities:
Demand and savings deposits	349,959	349,959
Certificates of deposit	176,922	177,240
Repurchase agreements	15,395	15,407
Borrowed funds	36,618	37,270
Accrued interest payable	67	67

	(Dollars in thousands)
	December 31, 2010
	Carrying	Estimated
	Value	Fair Value
Financial assets:
Cash and cash equivalents	$10,938	$10,938
Securities available-for-sale	142,055	142,055
Securities held-to-maturity	18,397	19,038
Loans held-for-sale	422	428
Loans receivable, net	409,112	472,307
Federal Home Loan Bank stock	3,381	3,381
Accrued interest receivable	2,591	2,591

Financial liabilities:
Demand and savings deposits	321,825	321,825
Certificates of deposit	198,446	198,799
Repurchase agreements	16,074	16,088
Borrowed funds	32,544	32,983
Accrued interest payable	81	81

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2011 and 2010. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits, and accrued interest receivable and payable are considered to approximate carrying book value. The fair value of securities available-for-sale and held-to-maturity are obtained from broker pricing. The estimated fair value for loans is based on estimates of the rate the Bancorp would charge for similar such loans at December 31, 2011 and 2010, applied for the time period until estimated repayment. For commercial loans, the fair value includes a liquidity adjustment to reflect current market conditions. The estimated fair value for certificates of deposit are based on estimates of the rate the Bancorp would pay on such deposits at December 31, 2011 and 2010, applied for the time period until maturity. The estimated fair value for repurchase agreements and other borrowed funds is based on current rates for similar financings. The estimated fair value of other financial instruments, and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

41

NOTE 17 – Other Comprehensive Income/(Loss)

Other comprehensive income/(loss) components and related taxes were as follows:

	(Dollars in thousands)
	2011	2010
Net change in net unrealized gains and losses on securities available for sale:
Unrealized gains arising during the year	$5,607	$314
Reclassification adjustment for gains included in net income	965	785
Net securities gain/(loss) during the year	4,642	(471)
Tax effect	(1,605)	157
Net of tax amount	3,037	(314)

Net change in unrecongnized gain on postretirement benefit:
Net loss on post retirement benefit	(2)	(1)
Amortization of net actuarial gain	(7)	(7)
Net loss during the year	(9)	(8)
Tax effect	-	-
Net of tax amount	(9)	(8)
Other comprehensive income/(loss), net of tax	$3,028	$(322)

Accumulated other comprehensive income/(loss) balances, net of tax, were as follows:

	(Dollars in thousands)
	Balance	Current	Balance
	at	Period	at
	December 31, 2010	Change	December 31, 2011
Unrealized gains (losses) on securities available-for-sale	$(561)	$3,037	$2,476
Unrealized gain (loss) on post-retirement benefits	69	(9)	60
Total	$(492)	$3,028	$2,536

NOTE 18 - Parent Company Only Statements

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Balance Sheets
	December 31,
	2011	2010
Assets
Cash on deposit with Peoples Bank	$1,191	$1,093
Investment in Peoples Bank	62,601	55,754
Dividends receivable from Peoples Bank	425	427
Other assets	127	102
Total assets	$64,344	$57,376

Liabilities and stockholders’ equity
Dividends payable	$425	$427
Other liabilities	959	860
Total liabilities	1,384	1,287

Common stock	361	361
Additional paid in capital	5,173	5,140
Accumulated other comprehensive income (loss)	2,536	(492)
Retained earnings	56,032	52,398
Treasury stock	(1,142)	(1,318)
Total stockholders’ equity	62,960	56,089
Total liabilities and stockholders’ equity	$64,344	$57,376

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Statements of Income
	Year Ended December 31,
	2011	2010

Dividends from Peoples Bank	$1,699	$1,443
Operating expenses	204	201
Income before income taxes and equity in undistributed income of Peoples Bank	1,495	1,242
Income tax benefit	(69)	(72)
Income before equity in undistributed income of Peoples Bank	1,564	1,314
Equity in undistributed income of Peoples Bank	3,821	3,865
Net income	$5,385	$5,179

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Statements of Cash Flows
	Year Ended December 31,
	2011	2010

Cash flows from operating activities:
Net income	$5,385	$5,179
Adjustments to reconcile net income to
net cash from operating activities
Equity in undistributed net income of Peoples Bank	(4,139)	(2,877)
Deferred tax expense/(benefit)	318	(988)
Stock based compensation expense	33	36
Change in other assets	(23)	(421)
Change in other liabilities	99	(478)
Total adjustments	(3,712)	(4,728)
Net cash from operating activities	1,673	451

Cash flows from investing activities	-	-

Cash flows from financing activities:
Dividends paid	(1,699)	(2,200)
Proceeds from sale of treasury stock	124	151
Net cash used in financing activities	(1,575)	(2,049)
Net change in cash	98	(1,598)
Cash at beginning of year	1,093	2,691
Cash at end of year	$1,191	$1,093

42

Market Information

The Bancorp’s Common Stock is traded in the over-the-counter market and quoted on the OTC Bulletin Board. The Bancorp’s stock is not actively traded. As of January 31, 2012, the Bancorp had 2,837,562 shares of common stock outstanding and 408 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms. Set forth below are the high and low bid prices during each quarter for the years ended December 31, 2011 and December 31, 2010. The bid prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Also set forth is information concerning the dividends declared by the Bancorp during the periods reported. Note 11 to the Financial Statements describes regulatory limits on the Bancorp’s ability to pay dividends.

				Dividends
		Per Share Prices		Declared Per
		High	Low	Common Share
Year Ended
December 31, 2011	1st Quarter	$16.75	$14.00	$0.15
	2nd Quarter	15.10	13.70	0.15
	3rd Quarter	15.00	14.00	0.15
	4th Quarter	15.50	14.00	0.15

Year Ended
December 31, 2010	1st Quarter	$18.30	$16.50	$0.21
	2nd Quarter	18.00	16.50	0.21
	3rd Quarter	18.00	16.25	0.15
	4th Quarter	16.30	11.30	0.15

43

44

Corporate Information

Officers of NorthWest Indiana Bancorp and Peoples Bank

David A. Bochnowski

Chairman and Chief Executive Officer

Joel Gorelick

President and Chief Administrative Officer

John J. Diederich

Executive Vice President

Robert T. Lowry

ExecutiveVice President, Chief Financial Officer and Treasurer

Leane E. Cerven

Senior Vice President, General Counsel and Corporate Secretary

Officers of Peoples Bank

Tanya A. Buerger

Senior Vice President, Chief Operating Officer

Terrence M. Quinn

Senior Vice President, Chief Wealth Management Officer

Todd M. Scheub

Senior Vice President, Chief Lending Officer

Management Personnel of Peoples Bank

Lending Group

Commercial Lending

Daniel W. Moser

Senior Vice President, Construction and Development Lending and Portfolio Manager

Brian E. Rusin

Vice President, Manager, Commercial Lending

Ronald P. Knestrict

Vice President, Commercial Loan Officer

J. Daniel Magura

Vice President, Commercial Loan Officer

John J. Breckenridge

Assistant Vice President, Commercial Loan Officer

Daniel J. Duncan

Assistant Vice President, Commercial Loan Officer

Retail Lending

Catherine L. Gonzalez

Vice President, Manager, Retail Lending and CRA Officer

Jeremy A. Gorelick

Assistant Vice President, Residential Loan Officer

Rachel C. Lentz

Assistant Vice President, Retail Lending Officer

Austin P. Logue

Assistant Vice President, Residential Loan Officer

Alicia Q. McMahon

Assistant Vice President, Residential Loan Officer

Nancy L. Weckler

Assistant Vice President, Loan Underwriting

Douglas T. Jelks

Residential Loan Officer

Credit Administration

Jane G. Bridgman

Assistant Vice President, Manager, Credit Administration

Loan Collections

Donald D. Evans

Manager of Collections

Retail Banking Group

Carla J. Houck

Vice President, Retail Banking Group

Benjamin J. Bochnowski

Vice President, Strategic Initiatives

Meredith L. Bielak

Vice President, Retail Banking Manager

Cynthia S. Miles

Assistant Vice President, Retail Banking Assistant

Banking Centers

Marilyn K. Repp

Vice President, Senior Manager, Crown Point Banking Center

Michael A. Cronin

Vice President, Manager, Dyer Banking Center

Shannon E. Franko

Vice President, Manager, Valparaiso Banking Center

Candice N. Logue

Vice President, Manager, Munster Banking Center

Kelly A. Stoming

Vice President, Manager, St. John Banking Center

Charman F. Williamson

Vice President, Manager, Merrillville Broadway Banking Center

Antonio Gonzalez, Jr.

Assistant Vice President, Manager, East Chicago Banking Center

Nadia M. Grisolia

Assistant Vice President, Manager, Gary Banking Center

Jennifer L. Gunning

Assistant Vice President, Assistant Manager, Hobart Banking Center

Robin L. Lubbinga

Assistant Vice President, Manager, Schererville Banking Center

Sandra L. Sigler

Assistant Vice President, Manager, Woodmar Banking Center

Donna M. Vurva

Assistant Vice President, Banking Center Manager

Nancy M. Kaczka

Assistant Vice President, Assistant Manager, Munster Banking Center

Sharon Morales

Assistant Vice President, Assistant Manager, Broadway Banking Center

Matthew G. Lambert

Assistant Banking Center Manager

Jessica S. Maldonado

Assistant Banking Center Manager

Wealth Management Group

Mary T. Ciciora

Vice President, Senior Wealth Management Officer

Stephan A. Ziemba

Vice President, Senior Wealth Management Officer

Randall H. Walker

Vice President, Wealth Management Officer

Joyce M. Barr

Assistant Vice President, Wealth Management Officer

Thomas C. Devine

Wealth Management Investment Assistant

Shareholder Services Group

David J. Kwait

Assistant Vice President, Staff Attorney/Legal Counsel and Wealth Management Officer

Operations and Technology Group

Bank Operations

Mary D. Mulroe

Vice President, Bank Operations

Deposit Operations

Donna M. Gin

Vice President, Operations & Technology

Charlotte V. Conn

Assistant Vice President, Deposit Operations

Information Technology

Matthew S. Manoski

Vice President, Manager, Information Technology

Jonathan M. Foster

Assistant Vice President, Information Technology

Kurt M. Miller

Assistant Vice President, Information Technology

Loan Operations

Karen M. Sulek

Vice President, Manager, Loan Operations

Bonnie J. Connors

Assistant Vice President, Loan Operations

Antoinette S. Shettles

Assistant Vice President, Loan Operations

Margaret Travis

Assistant Vice President, Loan Operations

Sharon V. Vacendak

Assistant Vice President, Loan Operations

Systems Delivery

Julie M. Bonnema

Vice President, Manager, Systems Delivery

Brand Learning and Communications Group

Human Resources

Elizabeth O. Kasenga

Vice President, Manager, Human Resources

Jill M. Knight

Vice President, Training Coordinator

Michelle L. Havens

Assistant Vice President, Human Resource Generalist

Tonika L. Housler

Assistant Vice President, Human Resource Specialist

Marketing

Marilyn Furticella

Vice President, Marketing

Finance and Controls Group

Peymon S. Torabi

Vice President, Controller

Teresa A. Brudd

Assistant Vice President, Assistant Controller

Jason A. Griffin

Assistant Vice President, Staff Accountant

Michaelene M. Smith

Assistant Vice President, Accounting

Risk Management Group

Christine M. Friel

Vice President, Manager, Loan Review

Linda C. Nemeth

Vice President, Internal Auditor

Michael J. Shimala

Vice President, Compliance & Security Officer

Jodi R. Watson

Assistant Vice President, Assistant to the Internal Auditor

Other Management Personnel

Laura J. Spicer

Assistant Vice President, Executive Assistant to the Chairman

Rebecca L. Bach

Management Development

Nicole M. Walczak

Management Development